FUJIFILM

FUJI PHOTO FILM CO., LTD.
IR Office, Corporate Communications Div.
26-30, NISHIAZABU 2-CHOME
MINATO-KU, TOKYO 106-8620, JAPAN
Telephone : 81-3-3406-2111
Facsimile : 81-3-3406-2193

January 6, 2005

Securities and Exchange Commission
500 N. Capitol Street
Washington D.C. 20549
U.S.A.




Attention: Office of Internat

RE: The file number "82-78"

Dear Sirs,

Exemption from registration under Section 12(g)
of the Securities Exchange Act of 1934

Please refer to our letter dated July 21, 1977 and the list of information enclosed therein relating to the subject matter. We are furnishing you with copies of the document itemized as per the said list.

(a) A copy of a public notice concerning the record date for the payment of interim dividend which are prepared and given in the Japanese language.
(b) A copy of a notice of the payment of interim dividend which is written and given in the Japanese language.
(c) A copy of Interim Report to shareholders which is prepared in the Japanese language.
(d) A copy of Semiannual Securities Report to Ministry of Finance of Japan which is prepared in the Japanese language.
(e) A copy of Modification Reports on the past Securities Report and Semiannual Securities Reports to Ministry of Finance of Japan which are prepared in the Japanese language.
(f) A copy of Semiannual Report which is prepared in the English language.

Very truly yours,

FUJI PHOTO FILM CO., LTD.

J.Okada
General Manager
IR Office, Corporate Communications Div.

MM:hn
Enclosures

(a) A copy of a public notice concerning the record date for the payment of interim dividend which are prepared and given in the Japanese language.

中間配当に関する株主確定日の公告

当社定款第31条の規定により、来る9月30日は中間配当（商法第293条ノ5に基づく金銭の分配）の支払いを受けるべき株主の確定日でありますので公告いたします。

平成16年9月15日


FUJIFILM

富士写真フイルム株式会社
神奈川県南足柄市中沼210番地

名義書換代理人事務取扱所
東京都江東区東砂七丁目10番11号
UFJ信託銀行株式会社証券代行部

9月15日（水）日経全国（M） 5cm×2d

(b) A copy of a notice of the payment of interim dividend which is written and given in the Japanese language.

平成16年11月1日

株主の皆様へ

神奈川県南足柄市中沼210番地
富士写真フイルム株式会社
代表取締役社長　古森重隆

中間配当についてのお知らせ

拝啓　ますますご清栄のこととお喜び申し上げます。
さて、平成16年10月29日開催の当社取締役会におきまして、第109期(平成16年4月1日より平成17年3月31日まで)の中間配当(商法第293条ノ5に基づく金銭の分配)について、下記のとおり決議されましたので、お知らせ申し上げます。

敬　具

記

当社定款第31条の規定に基づき、平成16年9月30日現在の株主名簿および実質株主名簿に記載又は記録された株主又は登録質権者に対し、次のとおり中間配当金を支払う。

1. **中間配当金……………………………1株につき金12円50銭**
2. **支払請求権の効力発生日**
   並びに支払開始日………………………平成16年12月3日

以　上

中間配当金のご送付について

中間配当金郵便振替支払通知書（振込ご指定の方には中間配当金計算書および振込先確認書）は、株主の皆様のお届出ご住所あて、来る12月2日お送り申し上げる予定でございます。



The file number "82-78"

(f) A copy of Semiannual Report which is prepared in the English language.

Semiannual Report

Six Months Ended September 30, 2004



FUJI PHOTO FILM CO., LTD.

A MESSAGE FROM THE MANAGEMENT

During the six-month period ended September 30, 2004, Fujifilm's consolidated performance benefited from a large increase in sales of flat panel display materials and robust sales of digital color multifunction machines in the copying machine business. However, these factors were offset by such factors as the appreciation of the yen against the U.S. dollar compared to the corresponding period of the previous year, an intensification of price competition in certain business fields, and a decrease in demand for color films. As a result, consolidated revenue decreased 0.5% compared to the corresponding period of the previous year, to ¥1,252.9 billion (US$11,287 million). Domestic revenue declined 2.1%, to ¥637.5 billion (US$5,743 million), while overseas revenue advanced 1.1%, to ¥615.4 billion (US$5,544 million). Regarding the cost of sales and operating expenses, the transfer of the substitutional portion of Fuji Xerox Co., Ltd.'s pension plan resulted in the recording of temporary income, while the implementation of structural reforms and measures to strengthen R&D capabilities were accompanied by increased expenses. However, operating income rose 8.1%, to ¥101.3 billion (US$912 million), reflecting the Company's efforts to reduce cost of sales and focus its expenditures on strategically emphasized areas. This, along with such factors as a transition to gains in the settlement and translation of foreign currency denominated receivables, enabled a 30.7% rise in income before income taxes, to ¥105.9 billion (US$954 million). Net income was up 28.2%, to ¥52.7 billion (US$474 million).

The interim cash dividend per share was ¥12.50 (US$0.11).

Review of Operations

Regarding the Imaging Solutions segment, while maintaining emphasis on business in digital imaging products, Fujifilm proactively worked to offer new types of solutions that leverage the advantages of silver-halide materials and offer a broader range of products and services. Specifically, the Company focused on increasing the sales of the QuickSnap Smart Flash, a one-time-use recyclable camera. Moreover, the NATURA 1600, an ISO 1600 film, and the NATURA S, a compact camera, were launched in October in Japan. These two products are used together to make up the NP (Natural Photo) system. This unique system creates photographs with a natural quality and depth without using flash illumination, even indoors or at night. Regarding digital cameras, Fujifilm worked to strengthen its product lineup by launching a number of products with distinctive styling and functionality. As for photofinishing equipment, sales of Frontier digital minilabs continued to be strong, particularly in North America. In the strategically emphasized field of photo printing from digital cameras, expanded sales of Frontier series products and the broadcasting of TV commercials to encourage greater awareness and demand brought a positive impact. Consequently, the volume of digital camera prints supplied by Fujifilm surged in Japan compared with the same period of the previous year.

With respect to the Information Solutions segment, in medical imaging products, increases were recorded in sales of the FCR (Fuji Computed Radiography) line of digital X-ray diagnostic systems and other imager products as well as electronic endoscope products. Regarding graphic arts system products, the Company responded to the rise in demand accompanying the progressive worldwide shift to computer-to-plate (CTP) systems by inaugurating a new coating plant for CTP plates in August 2004 in the United States, joining CTP plate manufacturing

FINANCIAL HIGHLIGHTS

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2004 and 2003

	Six months ended September 30		
	2004	2003	**2004**
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Revenue	**¥1,252,925**	¥1,259,779	**$11,287,613**
Net income	**52,706**	41,112	**474,829**
	(Yen)		(U.S. dollars)
Per share of common stock:			
Net income *(Note 2)*	**¥102.71**	¥80.10	**$0.93**
Cash dividends declared *(Note 3)*	**12.50**	12.50	**0.11**

Notes: 1. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥111=US$1, the exchange rate prevailing on September 30, 2004.
2. The computation of net income per share is based on the average number of shares outstanding during each period.
3. Cash dividends per share represent the amounts declared per share for the respective periods.

Revenue Breakdown (Six months ended September 30, 2004)

By Operating Segment



Imaging Solutions
31.1%
¥390.1 billion (US$3,514 million)
Information Solutions
30.0%
¥375.6 billion (US$3,384 million)
Document Solutions
38.9%
¥487.2 billion (US$4,389 million)

By Domestic and Overseas Revenue



Domestic
50.9%
¥637.5 billion (US$5,743 million)
Overseas
49.1%
¥615.4 billion (US$5,544 million)



GPN
Green Purchasing Network

We promote green purchasing for printing service.

This report is printed and bound in accordance with GPN-GL14 Purchasing Guidelines for Offset Printing Service.
Paper: 100% recycled paper is used
Ink: Soybean-oil ink is used. (For the front cover, a vegetable-oil OP varnish containing no aromatic components is used.)
Binding: Notch binding using EVA hot-melt glue, the nonsegmenting ability of which has been improved.

Printed in Japan

Cover: The Nile, Egypt
Photographed by Masataka Otsuka

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2004 and 2003

Total shareholders' equity

	(Millions of yen)	(Thousands of U.S. dollars) *(Note 1)*
Balance at March 31, 2004	**¥1,749,882**	**$15,764,703**
Comprehensive income:		
Net income	**52,706**	**474,829**
Net decrease in unrealized gains on securities	**(3,984)**	**(35,892)**
Foreign currency translation adjustments	**18,853**	**169,847**
Minimum pension liability adjustments	**20,447**	**184,207**
Change in net unrealized gains (losses) on derivatives	**117**	**1,054**
Net comprehensive income	**88,139**	**795,045**
Purchases of stock for treasury	**(307)**	**(2,766)**
Sales of stock from treasury	**49**	**442**
Cash dividends applicable to earnings of the period	**(6,415)**	**(57,793)**
Balance at September 30, 2004	**¥1,831,348**	**$16,498,631**
Balance at March 31, 2003	¥1,680,611	
Comprehensive income:		
Net income	41,112	
Net increase in unrealized gains on securities	9,115	
Foreign currency translation adjustments	(20,386)	
Change in net unrealized gains (losses) on derivatives	(268)	
Net comprehensive income	29,573	
Purchases of stock for treasury	(242)	
Sales of stock from treasury	123	
Cash dividends applicable to earnings of the period	(6,417)	
Balance at September 30, 2003	¥1,703,648	

CORPORATE INFORMATION

Fuji Photo Film Co., Ltd.

Established
January 20, 1934

Capital
¥40,363,373,192 (As of September 30, 2004)

Tokyo Head Office
26-30, Nishiazabu 2-chome,
Minato-ku, Tokyo 106-8620, Japan
Tel: (03) 3406-2111
URL: http://www.fujifilm.co.jp/ (Japanese)
http://home.fujifilm.com/ (English)

Employees
74,870 (As of September 30, 2004, consolidated)

Transfer Agent
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan

Stock Exchange Listings
Tokyo, Osaka, Nagoya

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
September 30, 2004 and 2003

Assets	September 30 2004	2003	2004
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Current assets:			
Cash and cash equivalents	**¥ 404,565**	¥ 445,971	**$ 3,644,729**
Marketable securities	**73,038**	38,037	**658,000**
Notes and accounts receivable:			
Trade and finance	**504,917**	509,446	**4,548,802**
Affiliated companies	**29,142**	23,883	**262,541**
Allowance for doubtful receivables	**(15,351)**	(17,634)	**(138,297)**
Inventories	**376,187**	354,958	**3,389,072**
Deferred income taxes	**84,653**	80,954	**762,639**
Prepaid expenses and other	**28,647**	30,035	**258,081**
Total current assets	**1,485,798**	1,465,650	**13,385,567**
Investments and long-term receivables:			
Investments in and advances to affiliated companies	**46,327**	42,781	**417,360**
Investment securities	**245,736**	260,726	**2,213,838**
Long-term finance and other receivables	**96,642**	101,399	**870,649**
Allowance for doubtful receivables	**(6,888)**	(7,167)	**(62,054)**
	381,817	397,739	**3,439,793**
Property, plant and equipment:			
Land	**69,881**	75,410	**629,559**
Buildings	**561,342**	542,726	**5,057,135**
Machinery and equipment	**1,592,891**	1,535,721	**14,350,369**
Construction in progress	**32,640**	35,475	**294,054**
	2,256,754	2,189,332	**20,331,117**
Less accumulated depreciation	**(1,533,433)**	(1,483,687)	**(13,814,712)**
	723,321	705,645	**6,516,405**
Other assets:			
Goodwill, net	**215,572**	214,170	**1,942,090**
Other intangible assets, net	**35,501**	39,311	**319,829**
Deferred income taxes	**51,103**	93,204	**460,387**
Other	**103,696**	91,234	**934,199**
	405,872	437,919	**3,656,505**
Total assets	**¥2,996,808**	¥3,006,953	**$26,998,270**

facilities in Japan and China. Moreover, a new photopolymer CTP plate manufacturing facility is scheduled to begin operating in the Netherlands in April 2005. Thus, the Company is continuing to strengthen its quadripolar global CTP product manufacturing system. In the strikingly dynamic growth field of flat panel display materials, Fujifilm achieved a large increase in sales centered on FUJITAC and WV Film. The Company is proactively augmenting its manufacturing capacity as it has decided to acquire land in Japan for constructing an additional FUJITAC plant. Regarding recording media, strong sales were achieved in data cartridge products for the main computer systems of large enterprises that employ the Company's unique NANOCUBIC technology. In the field of optical lens products, growth in the market for camera phones enabled a steady rise in sales of FUJINON-brand, megapixel-compatible lens units.

Regarding the Document Solutions segment, in office products, sales of a new line in the DocuCentre Color series of intelligent multifunction devices continued to be strong. In the production services business, with respect to exports to North America and Europe, Fuji Xerox doubled its sales volume of digital color on-demand printing systems. In Japan, Fuji Xerox began marketing the DocuColor iGen3 Digital Production Press, which achieves high levels of both image quality and printing productivity. Moreover, in September 2004, Fuji Xerox opened an Executive Print Innovation Center in Japan, an "epicenter" housing a full array of digital production equipment. Taking full advantage of this facility to help our customers create highly profitable next-generation digital printing business models and supply them with new kinds of added value, we will strive to further expand the digital printing market.

Looking Forward

While it remains difficult to forecast prospective trends in its domestic and overseas operating environment, the Fujifilm Group is working concertedly to attain the goals listed in its VISION75 medium-term management plan by using leading-edge technologies to provide new products and services, strategically concentrating management resources to expand operations in growth fields, and undertaking comprehensive structural reforms throughout the Group's operations. Through these efforts, we are striving to establish a stronger corporate base and augment our competitiveness, thereby further boosting our corporate value.

In conclusion, I would like to express my sincere thanks to Fujifilm's shareholders, customers, and business partners along with my hope for their continued support and encouragement.

December 2004



Shigetaka Komori
President and Chief Executive Officer

FUJIFILM
I&I - Imaging & Information

FUJIFILM NEWS

The file number "82-78"

(c) A copy of Interim Report to shareholders which is prepared in the Japanese language.

株主のみなさまへ

DECEMBER 2004 vol.67



財務ハイライト

単位：百万円（1株当たり中間純利益は除く）

	連結		単独	
	平成16年度中間期	平成15年度中間期	平成16年度中間期	平成15年度中間期
売上高	1,252,925	1,259,779	395,528	376,339
税引前利益	105,935	81,063	37,865	40,404
中間純利益	52,706	41,112	24,190	26,117
1株当たり中間純利益(円)	102.71	80.10	47.13	50.88
資産合計(期末)	2,996,808	3,006,953	1,759,540	1,691,769
資本合計(期末)	1,831,348	1,703,648	1,526,541	1,484,338

注）1.単独業績の表示は、税引前利益が経常利益となります。
2.平成16年度中間期 連結税引前利益及び連結中間純利益には、富士ゼロックス厚生年金基金の代行部分を返上したことにより生じた利益の額が含まれております。

■連結



売上高（億円）
□は中間
25,000
20,000
15,000
10,000
5,000
0
平成 15年3月期
16年3月期
17年3月期



1株当たり当期純利益（円）
□は中間
250
200
150
100
50
0
平成 15年3月期
16年3月期
17年3月期

■単独



売上高（億円）
□は中間
25,000
20,000
15,000
10,000
5,000
0
平成 15年3月期
16年3月期
17年3月期



1株当たり当期純利益（円）
□は中間
250
200
150
100
50
0
平成 15年3月期
16年3月期
17年3月期

表紙写真／東田裕二氏撮影（北海道 上士幌町）

ごあいさつ

株主の皆様におかれましては、ますますご清栄のこととお喜び申し上げます。

さて、当中間期(平成16年4月1日〜平成16年9月30日)における世界経済を概観すると、米国経済は、雇用情勢に改善傾向が見られるなど、個人消費を中心に概ね堅調に推移しましたが、期後半にかけて景気減速懸念が台頭してきました。欧州経済は、好調な外需に牽引される形で企業の景況感は持ち直してきましたが、個人消費は低調に推移しました。デフレからの脱却が期待される日本経済は、民間設備投資の増加等により景気は回復傾向を示しましたが、雇用情勢は依然として厳しい状況で推移し、個人消費の回復は緩やかなものとなりました。

このような状況下、当社は、イメージング、インフォメーション、ドキュメントの各分野において積極的な事業展開を図り、事業領域の強化・拡大に努めました。この結果、当中間期の連結売上高は1兆2,529億円、単独売上高は3,955億円となりました。利益につきましては、連結の税引前利益は1,059億円、当期純利益は527億円、単独の経常利益は378億円、当期純利益は241億円となりました。

当中間期配当金につきましては、1株当たり12円50銭に決めさせていただきました。

次に連結売上高の部門別ハイライトをご説明させていただきます。イメージングソリューション部門におきまして、当社は、デジタルイメージングだけに偏ることなく、銀塩の特長を活かした新たなソリューションにも積極的に取り組み、幅広い製品・サービスをご提供しています。具体的には、レンズ付フィルム「写ルンです Night & Day」の拡販を強化したほか、10月には、ISO1600フィルム「NATURA 1600」とコンパクトカメラ「NATURA S」との組み合わせによって、屋内や夜間などでもノンフラッシュ撮影で、人間の目で見たような自然で奥行きのある雰囲気の撮影を可能とした「NP(ナチュラルフォト)システム」NATURAを発売しました。FinePixブランドでご好評をいただいているデジタルカメラでは、今中間期において様々なスタイル・特徴をもった新製品を続々と発売し、ラインアップの強化を図っております。当社が重点的に拡販を進めているデジカメプリントにつきましては、デジタルミニラボ「フロンティア」の販売が好調に推移したことやテレビCMで認知度向上を図っていること等の効果もあり、前年比3倍近い大幅な伸びを示しました。

インフォメーションソリューション部門におきましては、医療診断用製品では、FCRやイメージャ等の機器製品に加え、「ダブルバルーン電子小腸鏡」や「経鼻内視鏡」等の内視鏡製品の販売が伸長しました。印刷システム関連製品では、世界的なCTP化の進展に伴い、CTP関連製品の販売が増加しました。当社は、この需要増加に対応するため、米国、オランダ、中国及び日本における世界四極生産体制の強化を進めております。成長著しいフラットパネルディスプレイ材料事業では、「フジタック」や「WVフィルム」を中心に、大幅な販売増を実現しました。また、今後も需要が拡大すると予測しており、新たに熊本県に「フジタック」の工場用地を取得することを決定するなど、積極的に生産能力増強を推進しております。記録メディアでは、当社独自のナノキュービックテクノロジーを採用した大企業向け基幹システム用データカートリッジの販売が好調に推移しました。光学レンズの分野では、カメラ付き携帯電話市場の拡大に伴い、当社独自のレンズ技術を搭載した「フジノンブランド」のメガピクセル対応レンズユニットの販売が着実に増加しております。

ドキュメントソリューション部門におきましては、オフィスプロダクト事業では、2004年1月に発売した知的カラー複合機「DocuCentre Color 新シリーズ」の販売が引き続き好調に推移しました。プロダクションサービス事業では、デジタル印刷市場の拡大をビジネスチャンスと捉え、国内外において積極的な販促活動を展開しております。欧米向け輸出においては、デジタルカラー・オンデマンド・プリンティングシステムの販売台数が前年比倍増となったほか、国内においては、高画質と高生産性を兼ね備えた「DocuColor iGen3 Digital Production Press」を市場導入しました。さらに、デジタル出力機器を一堂に会した「デジタルプリント・イノベーション支援センター(epicenter:エピセンター)」をオープンしました。収益性に優れた次世代のデジタル出力のビジネスモデルを構築する場として活用し、お客様へ新たな付加価値を提供するとともに、デジタルプリンティング市場の拡大に取り組んでまいります。

中期経営計画「VISION75」で掲げた目標の達成に向け、現在、富士フイルムグループ一丸となって様々な課題に取り組んでおります。国内イメージング事業の営業機能を新会社 富士フイルムイメージング(株)に一元化し、流通・販売体制のスリム化を実現したほか、富士フイルムグループ内の資金の一元管理と効率的な運用を可能とするキャッシュマネジメントシステムを導入するなど、既に具体的な形となって表れている事例もございますが、今後さらに改革を推し進め、強固な経営基盤の確立と競争力の強化・成長を実現し、株主価値の向上を目指してまいる所存です。

株主の皆様におかれましては、今後ともなお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成16年12月

代表取締役社長・CEO 古森重隆

富士フイルムが強力に推進する
デジカメ「お店プリント」最前線!



デジカメプリント販売の拡大が続くアイデア溢れるミニラボ店

デジタルカメラとカメラ付き携帯電話の普及に伴い、写真を撮る人が急増し、撮影した画像をプリントしたいというお客様のニーズも高まっています。今回は、富士フイルムが強力に推進する「お店プリント」の最前線であり独創的なサービスと店頭ディスプレイでデジカメプリントの販売を拡大しているフジカラーのお店「SNAPS！川口キャラ店」を取材しました。



「SNAPS!川口キャラ店」(埼玉県川口市)

写真の魅力を再発見

シックなインテリアで統一された「SNAPS!川口キャラ店」は、"デジカメプリントの楽しみ方"や"デジカメプリントの飾り方"など、新しいアイデアに溢れた提案ディスプレイを充実させ、ご来店くださったお客様が写真の新たな魅力を発見出来るようなお店になっています。

増え続けるデジカメプリント

埼玉県川口市のショッピングモール「ダイヤモンドシティ・キャラ」内にある同店舗には、毎日100名以上のお客様が間断なくお越しになり、最近ではデジカメプリントの注文が急速に増加しています。「当店ではデジカメプリントが前年比200％以上の伸び率で増え続けており、プリントの枚数にして約40,000枚／月のご注文をいただいています。ネガフィルムからのプリントもほぼ同数ありますが、デジカメプリントは今後さらに伸びていくと考えています。カメラ付き携帯電話からのプリント注文も増えています」(「SNAPS!川口キャラ店」店長 中里さん)お客様がダイヤモンドシティ・キャラでの買い物前に来店され、店頭受付システムから注文し、帰りに立ち寄られるとプリントが仕上がっているというスピードもお客様に喜ばれています。

付加価値を高める アイデア商品



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「ギフトボックス」



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「フォト名刺」



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「キャンバスアート」



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デジカメプリントは、ここで注文・レジで受取り

中里店長お勧めの店頭受付機「フロンティアジョイ-S」。
画面にタッチするだけの簡単操作でお客様から好評です。

デジカメプリントは簡単・便利

同店舗には富士フイルムの店頭受付機が4台設置してあり、お客様はデジカメやパソコンのメディア、CDなどをお持ちになり店頭受付機で注文されます。どんなメディアからでも好きなコマを選んでプリントできるのは、デジカメプリントならではの簡単・便利さです。「この店頭受付機は、タッチパネル方式で操作が簡単なほか、画面に表示される用語を分かり易くするなど、パソコンに不慣れなお客様でも簡単にプリント注文できるような仕組みになっています。また初心者の方でも使いやすいように、お店では受付機の周りにオリジナルPOPを飾るなど様々な工夫をしています」(店長 中里さん)



店頭受付機「オーダーキャッチャー」

さらに便利なネットプリントサービス

自宅にいながら24時間、インターネットでデジカメプリントの注文ができる「フジカラーネットサービス」を利用されるお客様も増加しています。ネットサービスについて「前夜にご自宅で注文され翌日*に来店されてプリントを受け取られるお客様も増えています」(店長 中里さん)

*地域によっては、仕上がり時間が異なる場合があります。



「フジカラーネットサービス」のweb画面
デジカメプリントなどのサービスが下記のURLの画面から注文できます。また、携帯電話からのプリントサービスもこの画面で紹介しています。

「フジカラーネットサービス」
http://www.fdinet.jp/

デジカメプリントを支える製品・サービス


フジカラーのお店
デジタルカメラからの超高画質なカラープリント
デジタル画像を、超高画質・長期保存が可能な銀塩カラープリントに。
フロンティア
店頭受付システム
フジカラーネットセンター
インターネットで写真を注文できる
自宅からネットで注文、近くのお店で受け取ったり、郵送で受け取ることも。
自宅のパソコンから
カメラ付き携帯電話から
CD書き込みサービスも!
フィルムの画像をデジタル画像にするフジカラーCD
同時プリント時にデジタル画像としてCD-Rに書き込み、パソコンで見たり、eメールで送ったり、加工することも。

デジタル画像を年賀状ポストカードに

同店舗では、昨年はフジカラーポストカードの受注が飛躍的に伸びました。その内、デジタル画像からの注文が約60%を占めています。フジカラーのお店では今年より1枚のポストカードに3、4枚の画像を配置できる「多画面タイプ」など、新しいタイプも登場しました。



デジタル写真の世界は可能性に溢れています。これからも「フジカラーのお店」と「富士フイルム」はそのパートナーシップによって、お客様の利便性の向上や思い出づくりのサポートに力を入れ、「カンタン・キレイ・色あせない」デジカメプリントの世界を限りなく広げていきます。

光が映像へ、情報へ、そして通信へ…

精密光学技術のトップランナー フジノン

「写ルンです」やデジタルカメラ「FinePix」、これらの製品には高画質画像を生み出すためにわずかな光も捉える「フジノン」の高性能レンズが搭載されていることをご存知でしょうか。

「光の入り口」を支えるフジノンレンズは、デジタルカメラ用レンズはもちろん、テレビ放送用カメラレンズ、医療分野の内視鏡用レンズ、さらには大型天体双眼鏡など幅広い分野で活躍しており、世界各国のユーザーに愛用されています。

これら高性能レンズの光学技術を支えてきた「富士写真光機(株)」は、フジノンブランドの認知度をさらに高めていくために、2004年10月1日より社名を「フジノン(株)」に変更いたしました。



多分野に展開するフジノン製品

デジタルカメラ



デジタルカメラFinePix F455
薄さ約22mmのスリムなボディには、新開発のフジノン超薄型光学式3.4倍ズームレンズが搭載されています。

デジタルカメラ用光学系パーツ
デジタルカメラは、高画質化に加え、小型・薄形化が求められています。フジノンは高度な技術を駆使し、高性能レンズユニットの開発・製造に取り組み、これらのニーズに応えています。

カメラ付き携帯電話用レンズ


10
20
30

カメラ付き携帯電話用レンズユニット

放送用テレビレンズ シネマ用レンズ

世界一



報道を支える101倍ズームTVレンズ
フジノンTVレンズは放送用TVレンズで50%のシェアを誇ります。世界最高倍率の101倍ズームレンズは月面のクレーターまで鮮明に撮影できます。

医療診断機器 電子内視鏡

世界初





電子内視鏡システム「サピエンティア」
放送用ハイビジョンレンズで培った光学技術、高性能スーパーCCDハニカム™、独自の画像処理技術など、富士フイルムグループの総合力を結集して開発した先進の次世代高画質フルデジタル電子内視鏡です。

光学機器

世界標準



レーザー干渉計
レンズ、プリズムの表面形状を測定する干渉計を独自の技術で開発しました。多くのレンズメーカーが使用する世界標準です。

オンリーワン



防振双眼鏡・大型双眼鏡
防振双眼鏡・大型双眼鏡の開発・製造力があるのは世界でもフジノンだけ。多くの天体観測者によりフジノン大型双眼鏡を使ってたくさんの彗星が発見されています。

カメラ付き携帯電話に高性能レンズを供給
トップシェアを誇るフジノンレンズ

携帯電話のカメラ機能は驚くべきスピードで高性能化が進んでいます。当社はこのトレンドを先取りする形で開発を進め、高性能レンズユニットを携帯電話メーカーに供給しています。

カメラ付き携帯電話向けのレンズは小型・軽量が求められるとともに、搭載されるＣＣＤの高画素化に合わせた高度なレンズ光学技術が必要となります。当社のレンズユニットはガラスレンズとプラスチックレンズを駆使して隅々まで歪みのないクリアでシャープな画像を実現しており、お客様より高い評価をいただいています。

現在全世界でメガピクセル以上のカメラ付き携帯電話に組み込まれているレンズユニットの50%以上にフジノンレンズが使われています。このフジノンレンズとスーパーＣＣＤハニカム™を組み合わせて、富士フイルムならではの高性能メガピクセルカメラモジュールも開発しており、国内外の携帯電話メーカーに供給しています。



フジノン水戸のプラスチックレンズ成形工程
「写ルンです」にも搭載されているフジノンのプラスチックレンズは月産5000万個を超えており、世界一の規模を誇ります。
ＤＶＤに搭載される光学系部品では、特に高い精度の品質が求められますが、徹底的な品質管理を行い、安定的に高品質レンズを生産し続けています。





富士能(天津)光学のプラスチックレンズ組立工程
中国天津市にある富士能(天津)光学ではカメラ付き携帯などに搭載されるレンズユニットの組立てを行っています。
近年、カメラ付き携帯だけでなくデジタル家電の販売も急増しており、今後の光学デバイスの需要拡大が見込まれることから、各種光学デバイスの組立てを行う新たな工場を建設中です。

フジノンレンズによるシャープな画像で病巣を早期発見
トップレベルの高画質映像を実現する電子内視鏡

医療診断分野の電子内視鏡にもフジノンレンズが搭載されています。内視鏡による診断は、色と形状の変化から病変を探るため高画質映像が不可欠で、かつ患者への負担を軽減するため極細化が求められています。

当社は、高性能フジノンレンズを搭載して高画質画像を追求するだけでなく、「ダブルバルーン電子小腸鏡」や「経鼻内視鏡」など付加価値の高い検査を可能にするユニークな製品を開発しています。富士フイルムはこれからも一歩先を行く技術開発で他社と差別化できる製品を提供していきます。



ダブルバルーン電子小腸鏡

2003年に発表した「ダブルバルーン電子小腸鏡」は医療界にセンセーションを巻き起こしました。全長が７メートルもある小腸を、内視鏡で観察・処置することは難しいとされていました。フジノンは、２つのバルーンを交互に膨らませながら小腸内を進み、小腸を約１メートルに畳み込むダブルバルーン挿入方式を開発し、世界で初めて小腸内全域を観察・処置することができる電子小腸鏡を製品化したのです。



「ダブルバルーン電子小腸鏡」

経鼻内視鏡

2003年に発売した「経鼻内視鏡」では内視鏡の極細化を実現しました。これにより内視鏡を口からではなく鼻から通して入れることが可能となり、嘔吐感を押さえるなど患者の負担を大幅に軽減しました。さらに富士フイルムの高画質CCDとフジノンレンズの搭載により、病巣の早期発見に不可欠な高画質をも実現。操作性の向上・軽量化・高画質化を徹底追求したフジノン「経鼻内視鏡」は医師からも大きな支持を得ています。



従来型(上)直径約１cm
「経鼻内視鏡」(下)直径5.9mm

経鼻内視鏡のご導入先病院一覧はこちらからご覧になれます。
http://www.fujinon.co.jp/jp/products/medical/index-02-1a.htm

米国でCTP版（デジタルPS版）の新工場稼働！


CTP版の新工場が完成した米国サウスカロライナ工場

毎日読まれている新聞や雑誌を印刷する際に必要なPS版(Presensitized plate)が誕生してはや40年、近年では印刷処理技術の発展とともに、高画質・高生産性を実現するデジタル方式のPS版「CTP版」の普及が世界各地で進んでいます。富士フイルムのCTP版は、その品質の高さが評価され、世界各地で需要が拡大しています。米国サウスカロライナ工場では、2004年8月、CTP版の新工場が稼働を開始しました。

●従来の印刷システム


フィルム製版
露光
現像
印刷
PS版

●CTPシステム


露光
現像
印刷
CTP版

CTP版とは？

CTPとは、Computer to Plateの略。デジタル方式の印刷刷版材料のことで、コンピューター上で制作した印刷データを高出力レーザーで直接書き込むことができる感光性アルミプレート。このプレートが印刷機にセットされ、印刷が行われる。

全世界に向けて円滑なCTP版供給を実現

2004年8月、米国サウスカロライナ州グリーンウッドにあるFuji Photo Film, Inc.では、印刷用CTP版の新工場が完成し、稼働を開始しました。これにより、従来のPS版とともに需要が増大する北米・南米地区へ、高品質CTP版を円滑に供給する体制が整い、従来に増して充実したサービスの提供が可能になりました。

富士フイルムグループは、今回拡張した米国サウスカロライナ工場とオランダ・中国・日本の工場による印刷用プレートの世界4極生産体制のもと、PS版およびCTP版をグローバルに生産することで、全世界に向けて円滑な供給を実現し、世界の印刷産業を支えていきます。

世界4極生産体制

オランダ


Fuji Photo Film B.V.

中国


富士星光有限公司

日本


吉田南工場

米国


Fuji Photo Film, Inc.

フォトキナ2004

2004年9月28日～10月3日、ドイツ・ケルン市において開催された「フォトキナ2004」に、富士フイルムは「Fujifilm. Picture the Future」をテーマに、銀塩からデジタルまで幅広い製品の展示や、大伸ばしを含む多彩な写真プリントの作品展示で「新たな写真の楽しみ方」を提案するなど、デジタル時代における、写真の将来の方向性と可能性を提案しました。大切な思い出づくりに欠かせない写真文化を守る活動と、あらゆるお客様が求めるトータルソリューションを提供していく当社の姿勢をアピールしました。


FUJIFILM
連日、大勢の来場者で熱気にあふれる富士フイルムブース


店頭受付機のデモンストレーション

当社ブースは、超大伸ばしプリントや大画面スクリーンを使用したステージショーによってスケールの大きさと躍動感を表現し、特にデジタルミニラボのコーナーでは「デジカメでの撮影」～「店頭受付機での注文」～「プリント」を5分以内で仕上げるサービスを来場者に体験していただき、デジカメプリントの簡単・便利さと同時に「FinePix」と「フロンティア」という超高画質の入出力機を保有する富士フイルムの強みをアピールしました。

また、"Theme Exhibit"というコーナーでは、未来のデジタルカメラや近未来写真店など当社が描く近未来写真ライフを提案し、来場者の注目を集めました。

デジカメコーナー


FinePix
Lineup
デジカメコーナーでは、新製品を中心に16機種のラインアップを展示。特に富士フイルムの技術の結晶である高級機「FinePix S3 Pro」は注目の的となりました。

お店プリント


5-minute
Real Photo Service
デジタルミニラボのコーナーでは、お客様をお待たせせずに高画質プリントを提供できる、超迅速処理を実現した「フロンティア570」を紹介。他の追随を許さないその機能性に、来場者から高い評価が集まりました。

ライフスタイルギャラリー


超大伸ばし写真プリントを含む多数の作品を展示した「ライフスタイルギャラリー」。多彩な作品展示により写真の持つ価値や素晴らしさを訴求し、写真文化を守る当社の姿勢をアピールしました。

新次元のデジタル・プロダクション・システム
「DocuColor iGen3 Digital Production Press」！
富士ゼロックスが新たなサービスを創造する

THE DOCUMENT COMPANY
FUJI XEROX

先進のビジネスステージ「epicenter（エピセンター）＊」を品川にオープン！

＊epicenterとは「エグゼクティブ・プリント・イノベーション・センター」の略です。

2004年9月1日、品川インターシティにオープンした「epicenter」は富士ゼロックスのデジタル出力機を一堂に集め、様々なアプリケーションの制作や新たなビジネスモデルの構築、あるいはビジネスパートナーとの協業の場として活躍しています。
今回はこのepicenterのコンセプトや、富士ゼロックスの最新鋭プロダクションプリンティングシステム「DocuColor iGen3」について紹介します。


epicenter
Opening Forum
2004

DocuColor iGen3 Digital Production Pressのデモンストレーション

品川インターシティにオープンした「epicenter」

epicenterのコンセプト

epicenterは、様々な印刷業務についてお客様とともに課題を解決する場として各種サービスを提供します。最先端のデジタル出力技術を学びながら、実際に運用中のソリューション事例などを体験し、お客様自身で問題や課題を発見していただくことを狙っています。

国内外のマーケティングの専門パートナー企業と富士ゼロックスが協力し、テクニカルおよびプロセスの両面から最新技術やノウハウを提供。案件ごとにきめ細かく対応し、お客様の目指す新たなサービスを創造します。

epicenterでは、お客様が抱える具体的な課題やニーズに応じて最新出力機のデモンストレーションが行われています。中でも最新鋭のフルカラーオンデマンドプリンティングシステム「DocuColor iGen3」は注目を集めています。

DocuColor iGen3

「DocuColor iGen3」は、数多くのお客様の声を技術ノウハウとして結集し、100以上の新特許技術を採用しました。これまでにない高画質と毎分100ページ（A4判）という高生産性を誇り、欲しい内容を必要な時に必要なだけプリントする高度なオンデマンド印刷に対応しています。さらに、情報処理と商業印刷の融合によって、顧客一人ひとりの趣向を紙面に反映させた販促ダイレクトメールの提供が可能になるなど、従来の印刷システムとは異なる新たな付加価値の提供を実現しています。



DocuColor iGen3 Digital Production Press

国内販売流通プロセスをスリム化
富士フイルムイメージング発進！

2004年10月1日、「富士フイルムイメージング(株)」がスタートしました。

新会社は、(株)フジカラーイメージングサービスと富士フイルムアクシア(株)を統合するとともに、富士写真フイルム(株)の写真関連材料および機器の国内営業機能と、フジノン(株)におけるフィルムカメラの国内営業機能を移管し、国内イメージング事業の営業機能を一元化しました。

また、新会社発足にあわせて、写真関連大手特約店より、富士フイルムグループ製品の営業を譲り受けました。この一元化によって、国内流通プロセスのスリム化を果たすとともにお客様に近い立場で、今後、一層の営業・サービスの強化を図っていきます。

国内流通プロセスのスリム化と営業力の強化

国内営業機能の一元化


富士写真フイルム
写真関連製品の
国内営業機能
フジカラー
イメージング
サービス
富士フイルム
アクシア
フジノン
フィルムカメラの
国内営業機能

新会社「富士フイルムイメージング」

特約店機能の統合

3つの色が重なると写真ができる…
子供たちが写真実験を体験！
「未来創造フェスタ・先端技術フェア」に出展

2004年8月27～30日、東京国際フォーラムにおいて、青少年の創造性を育むことを目的に社団法人発明協会主催「未来創造フェスタ・先端技術フェア」が開催され、家族連れを中心に4万人以上の方が来場しました。会場では世界の先端技術企業14社が考える未来の世界が提示され、富士フイルムは未来のカメラを提案するとともに、来場した大勢の子供たちに写真の原理を伝え、楽しい体験を通して富士フイルムに親しみを持っていただきました。



カラー写真の現像実験を通して、カラー写真がシアン・マゼンタ・イエローの3色の組み合わせでできていることを紹介。

未来のカメラ

コンセプトモデルとして出展した当社提案の未来のカメラは、その斬新なスタイルと撮影方法に注目が集まり、多くの来訪者から関心が寄せられました。



520万画素、光学3.4倍ズーム、2.0型液晶モニター搭載、持ちやすく、バッテリー長もち。機能的なデジタルカメラ

FinePix F455



持ちやすく美しい薄さ約22mmのスリム&コンパクトボディに高性能を凝縮。有効画素数520万画素のCCDに加え、独自の画像処理システム搭載により、なめらかな階調と自然な色彩を再現し、大きくプリントしても納得の高画質が得られます。新開発フジノン光学式3.4倍ズームレンズと大画面2.0型カラー液晶モニターに加えマクロ撮影、音声付き動画撮影や、人物・風景・スポーツ・夜景を最適な設定で撮影できるシーンポジション機能を搭載。スタイリッシュなボディは美しい黄金比デザイン(縦1:横約1.6)にすべり止めグリップを採用、ボディカラーはクールな「シルバー」と精悍な「ブラック」から選べます。

ノンフラッシュ撮影で夜景や室内の情景も目で見た雰囲気通りに!

「NP(ナチュラルフォト)システム」NATURA





フラッシュを使わずに、自然な雰囲気の写真が誰でも簡単に撮影できるように開発したシステム「ナチュラルフォトシステム」。ISO1600の超高感度フィルム「NATURA 1600」と、明るいレンズ(F1.9)及び自動的に最適な露光量にする独自の露光制御プログラムを搭載した新開発のコンパクトカメラ「NATURA S」の組み合わせにより、見た目通りの自然な描写を実現しました。



通常のコンパクトカメラ



NATURAで撮影

高い処理能力と信頼性を備えたモノクロデジタル複合機 オフィスでの高速・大量出力を実現し、効率的なコピー業務を提供

富士ゼロックス DocuCentre f1100

コピー、プリンター、スキャナー機能を標準装備したモノクロデジタル複合機。解像度600dpiの高画質で110ページ/分の高速コピーとパソコンからの高速プリントを実現しました。大容量9,080枚給紙で、長時間のコピー業務を確実にこなします。スキャナー機能は紙文書からのデジタル化を容易に実現できます。マネジメントソフトウエアとの連携により、管理コストを含めた総経費の削減、ドキュメント管理の簡素化を実現しました。



CSR Report

社会から信頼される富士フイルムであるために

富士フイルムのCSRビジョン

社会に対する企業の影響力が大きくなるに伴い、CSR(Corporate Social Responsibility:企業の社会的責任)への取り組みが強く求められています。富士フイルムのCSRの基本は、まずお客様のニーズに応えた高品質の製品をつくり、また、安定した収益・雇用の確保と環境配慮・社会貢献が重要であると考えています。この経営の基盤であるCSRを果たすため、企業倫理・コンプライアンスに則った活動、環境配慮と製品の安全性に取り組んできましたが、これらの活動を経済・環境・社会のバランスをとりながら全社的に推進するために、2004年4月に「CSR推進部」を設置しました。「CSR推進部」は、「コンプライアンス&リスク管理部」と「環境・品質マネジメント部」を部内組織として持ち、同時にCSRに関する多様な課題に関連部門と協力して統合的に取り組んでいます。富士フイルムグループが一丸となって全てのステークホルダー(お客様、お取引先、株主、地域社会など)の皆さまから信頼される企業に発展することを目指します。


経済的側面
透明性のある経済活動
株主への利益還元
社会・環境への利益還元
技術革新
・・・
社会的側面
情報開示
ステークホルダーとの対話
社会貢献・地域との共生
社員への配慮
国際社会との共生
・・・
環境側面
富士フイルムグループ
グリーン・ポリシー
環境負荷低減
環境効率向上
環境配慮設計

「インターナショナル・ステークホルダー・ダイアログ」を開催

企業の社会的責任を果たすうえで、企業の説明責任や透明性は、より重要度を増しています。富士フイルムは、さまざまなステークホルダーの方々に対し、一方通行の情報発信ではなく、双方向のコミュニケーションが重要と考え、対話集会などを開催してきました。2004年6月4～5日には、各分野におけるCSRのオピニオンリーダーをお招きして「インターナショナル・ステークホルダー・ダイアログ」を開催し、富士フイルムのCSRについて深く考える機会を持ちました。



このダイアログではCSRに関する具体的な課題やビジョン、計画の重要性、経営トップを含めた全社員への浸透の重要性などについて議論が重ねられ、当社のCSR活動を推進するうえで大変有益なものになりました。今回のような国際的なダイアログは日本では初めての取り組みであり、この企画に対して参加者からも高い評価をいただきました。

お招きしたオピニオンリーダー



トム・デルフガウ氏

巨大多国籍企業「ロイヤル・ダッチ・シェル社」において、廃棄物問題・人権問題に取り組んできた初代CSR担当役員。



エイミー・ドミニ氏

投資顧問会社「ドミニ・ソーシャル・インベストメンツ」のCEOを務める、米国におけるSRIファンドの草分け的存在。



筑紫みずえ氏

日本でエコファンドを立ち上げた格付け機関「(株)グッドバンカー」代表取締役社長。



サイモン・ザデック氏

富士フイルムが、「社会・環境レポート2004」から採用する「AA1000」を提唱する、英国NGO「アカウンタビリティ」の最高責任者。

財務諸表

平成16年4月1日～平成16年9月30日

連結

□貸借対照表

単位：百万円

科目	平成16年度中間期	平成15年度中間期
(資産の部)		
流動資産	1,485,798	1,465,650
投資及び長期債権	381,817	397,739
有形固定資産及びその他の資産	1,129,193	1,143,564
資産合計	**2,996,808**	**3,006,953**
(負債の部)		
流動負債	721,646	734,174
固定負債	328,830	451,480
少数株主持分	114,984	117,651
(資本の部)		
資本金	40,363	40,363
資本剰余金	68,135	68,135
利益剰余金	1,768,979	1,687,912
その他	△46,129	△92,762
資本合計	**1,831,348**	**1,703,648**
負債及び資本合計	**2,996,808**	**3,006,953**

□損益計算書

単位：百万円

科目	平成16年度中間期	平成15年度中間期
売上高	1,252,925	1,259,779
営業利益	101,302	93,715
税引前利益	105,935	81,063
中間純利益	52,706	41,112

単独

□貸借対照表

単位:百万円(単位未満切り捨て)

科目	平成16年度中間期	平成15年度中間期
(資産の部)		
流動資産	625,240	581,394
固定資産	1,134,300	1,110,374
資産合計	**1,759,540**	**1,691,769**
(負債の部)		
流動負債	193,559	169,449
固定負債	39,439	37,980
負債合計	**232,999**	**207,430**
(資本の部)		
資本金	40,363	40,363
資本剰余金	58,980	58,980
利益剰余金	1,414,226	1,374,894
その他	12,972	10,101
資本合計	**1,526,541**	**1,484,338**
負債及び資本合計	**1,759,540**	**1,691,769**

□損益計算書

単位:百万円(単位未満切り捨て)

科目	平成16年度中間期	平成15年度中間期
売上高	395,528	376,339
営業利益	25,729	37,692
経常利益	37,865	40,404
税引前中間純利益	31,449	38,090
中間純利益	24,190	26,117

注）平成16年度中間期 連結損益計算書には、富士ゼロックス厚生年金基金の代行部分を返上したことにより生じた利益の額が含まれております。

株主と株式の概況

■株式の状況

	平成16年度中間期	平成15年度中間期
株主数	29,737名	28,051名
発行済株式数	514,626千株	514,626千株

■所有者別分布（株式数と比率）

	平成16年度中間期	平成15年度中間期
金融機関	216,392千株(42.0%)	215,883千株(41.9%)
証券会社	1,667千株(0.3%)	3,993千株(0.8%)
その他法人	19,299千株(3.8%)	19,543千株(3.8%)
個人・その他	46,392千株(9.0%)	46,519千株(9.1%)
政府・地方公共団体	0千株(0.0%)	4千株(0.0%)
外国法人等	230,876千株(44.9%)	228,684千株(44.4%)
計	514,626千株(100%)	514,626千株(100%)

■株価（高値・安値）及び株式売買高の推移



4,000円
3,500
3,000
2,500
千万株
6.0
5.0
4.0
3.0
2.0
1.0
0
'03/10 11 12 '04/1 2 3 4 5 6 7 8 9

株価及び株式売買高は、東京証券取引所におけるものです。

■ 株価
■ 株式売買高

会社概要

○設立　昭和9年1月20日
○資本金　40,363百万円（平成16年9月30日現在）
○従業員数　9,590名
○本社　神奈川県南足柄市中沼210番地
○東京本社　東京都港区西麻布二丁目26番30号

インターネットで当社に関する情報がご覧になれます。
URL http://www.fujifilm.co.jp/

株主メモ

○決算期　3月31日
○定時株主総会　6月下旬
○公告掲載新聞　日本経済新聞
○名義書換代理人　UFJ信託銀行株式会社
○同事務取扱所
UFJ信託銀行株式会社　証券代行部
〒137-8081 東京都江東区東砂 7-10-11
電話(0120)232-711（フリーダイヤル）

照会先
株式の各種お手続き用紙のご請求は、次のUFJ信託銀行の電話及びインターネットで24時間承っております。
受付フリーダイヤル 0120-244-479（本店証券代行部）
0120-684-479（大阪支店証券代行部）　自動応答
URL http://www.ufjtrustbank.co.jp/

○同取次所
UFJ信託銀行株式会社　全国各支店
野村證券株式会社　全国本・支店

○1単元の株式数の変更
2004年9月1日より、当社株式の売買単位である1単元の株式数を、1,000株から100株に変更いたしました。

○単元未満株式の買取請求および買増請求について
単元未満株式（1株から99株の株式）の買取請求（ご売却）及び買増請求（ご購入）については、上記の事務取扱所・取次所でお取扱いたしております。ただし（株）証券保管振替機構に株券を預託されている場合には、お取引の証券会社にお申し出ください。

なお、当社は決算公告に代えて、貸借対照表ならびに損益計算書を当社のホームページ《http://www.fujifilm.co.jp/》に掲載しております。



FUJIFILM

富士写真フイルム株式会社
〒106-8620 東京都港区西麻布2丁目26番30号
電話 (03)3406-2111(大代表)



R100

本誌は古紙配合率100%再生紙を使用しています。



PRINTED WITH
SOY INK

本誌はアメリカ大豆協会が認定する環境にやさしい大豆油インキを使用しています。



GPN
Green
Purchasing
Network

君の★おとぎ話に




FUJIFILM
REPEAT
POWER

NEW!

ターコイズグリーン

ケータイプリンタ Pivi

《ケータイ写真を、ピッと送ってピッと出す》

The file number "82-78"

(d) A copy of Semiannual Securities Report to Ministry of Finance of Japan which is prepared in the Japanese language.

半　期　報　告　書

(第109期中)　自　平成16年４月１日
至　平成16年９月30日

富士写真フイルム株式会社

(269001)

第109期中（自平成16年４月１日　至平成16年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成16年12月24日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

富士写真フイルム株式会社

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第107期中	第108期中	第109期中	第107期	第108期
会計期間		自 平成14年4月1日 至 平成14年9月30日	自 平成15年4月1日 至 平成15年9月30日	自 平成16年4月1日 至 平成16年9月30日	自 平成14年4月1日 至 平成15年3月31日	自 平成15年4月1日 至 平成16年3月31日
売上高	(百万円)	1,252,502	1,259,779	1,252,925	2,511,921	2,566,725
税引前利益	(百万円)	77,908	81,063	105,935	120,513	164,948
中間(当期)純利益	(百万円)	33,610	41,112	52,706	48,579	82,317
純資産額	(百万円)	1,692,806	1,703,648	1,831,348	1,680,611	1,749,882
総資産額	(百万円)	2,922,611	3,006,953	2,996,808	2,958,317	3,023,509
1株当たり純資産額	(円)	3,291.28	3,319.28	3,569.07	3,274.17	3,409.80
1株当たり中間(当期)純利益	(円)	65.33	80.10	102.71	94.51	160.38
潜在株式調整後1株当たり中間(当期)純利益	(円)	—	—	—	—	—
自己資本比率	(%)	57.9	56.7	61.1	56.8	57.9
営業活動によるキャッシュ・フロー	(百万円)	169,219	159,585	125,322	303,500	327,358
投資活動によるキャッシュ・フロー	(百万円)	△83,899	△95,700	△143,441	△201,928	△207,186
財務活動によるキャッシュ・フロー	(百万円)	△33,278	△25,226	△42,553	△64,252	△63,516
現金及び現金同等物の中間期末(期末)残高	(百万円)	424,947	445,971	404,565	410,130	461,764
従業員数 〔外、平均臨時雇用人員〕	(名)	72,579	73,646 〔9,270〕	74,870 〔9,976〕	72,633	73,164 〔9,186〕

(注) 1 当社の連結財務諸表は、米国で一般に公正妥当と認められる企業会計の基準に基づき作成しております。

2 売上高には、消費税等は含まれておりません。

3 潜在株式調整後1株当たり中間(当期)純利益金額については、潜在株式が存在しないため、記載しておりません。

4 第108期中間連結会計期間より〔 〕内に臨時従業員の平均人員を外数で記載しております。

5 第109期中間連結会計期間より、従来、営業外収益・費用として計上しておりました一部の貸手リース取引にかかる受取利息及び支払利息を、売上高・売上原価に変更しております。これに伴い、第107期中間連結会計期間及び第107期、第108期中間連結会計期間及び第108期の数値を組替再表示しております。

(2) 提出会社の経営指標等

回次		第107期中	第108期中	第109期中	第107期	第108期
会計期間		自 平成14年4月1日 至 平成14年9月30日	自 平成15年4月1日 至 平成15年9月30日	自 平成16年4月1日 至 平成16年9月30日	自 平成14年4月1日 至 平成15年3月31日	自 平成15年4月1日 至 平成16年3月31日
売上高	(百万円)	390,160	376,339	395,528	795,409	771,234
経常利益	(百万円)	41,474	40,404	37,865	93,480	79,848
中間(当期)純利益	(百万円)	23,197	26,117	24,190	44,472	54,219
資本金	(百万円)	40,363	40,363	40,363	40,363	40,363
発行済株式総数	(株)	514,625,728	514,625,728	514,625,728	514,625,728	514,625,728
純資産額	(百万円)	1,450,270	1,484,338	1,526,541	1,456,615	1,513,980
総資産額	(百万円)	1,676,173	1,691,769	1,759,540	1,666,327	1,740,065
1株当たり純資産額	(円)	2,819.73	2,891.58	2,974.62	2,837.16	2,949.48
1株当たり中間(当期)純利益	(円)	45.09	50.88	47.13	86.29	105.40
潜在株式調整後1株当たり中間(当期)純利益	(円)	—	—	—	—	—
1株当たり中間(年間)配当額	(円)	12.50	12.50	12.50	25.00	25.00
自己資本比率	(%)	86.5	87.7	86.8	87.4	87.0
従業員数 〔外、平均臨時雇用人員〕	(名)	9,540	9,410 〔1,207〕	9,359 〔1,164〕	9,392	9,363 〔1,186〕

(注) 1 売上高には、消費税等は含まれておりません。

2 潜在株式調整後1株当たり中間(当期)純利益金額については、潜在株式が存在しないため、記載しておりません。

3 第108期中間会計期間より〔 〕内に臨時従業員の平均人員を外数で記載しております。

2 【事業の内容】

当社は、米国会計基準によって連結財務諸表を作成しているため、「関係会社」の定義は米国会計基準に基づいて開示しております。第2「事業の状況」第3「設備の状況」においても同様であります。

当社グループ(当社、連結子会社及び持分法適用会社)は、「より優れた技術に挑戦し、『映像と情報の文化』を創造し続けます」との企業理念の下、高度情報化社会にあってますます高まりを見せる映像へのニーズに応えるべく、先端技術を駆使して、より精細で美しい映像と情報の世界を実現するイメージング ソリューション、インフォメーション ソリューション、ドキュメント ソリューションを提供し、社会とお客様に信頼されるグローバル企業を目指しております。

当中間連結会計期間において、各事業部門に係る主な事業内容の変更はありません。

3 【関係会社の状況】

当中間連結会計期間における、重要な関係会社の異動は以下のとおりであります。

(1) 当中間連結会計期間において以下の会社が新たに提出会社の関係会社となっております。

名称	所在国名	資本金	主要な事業の内容	議決権の所有割合(%)	関係内容	
					役員の兼任等(名)	営業上の取引他
(連結子会社) FUJIFILM Holdings Australasia Pty Ltd.	オーストラリア	千A.$ 7,058	写真感光材料等の販売	100.0	1	当社の製品を購入しております。

(2) 富士フイルムメディカル㈱(連結子会社)と千代田メディカル㈱(連結子会社)は平成16年4月1日に富士フイルムメディカル㈱(連結子会社)を存続会社として合併いたしました。

4 【従業員の状況】

(1) 事業の種類別セグメントにおける従業員数

平成16年9月30日現在

事業の種類別セグメントの名称	従業員数(名)
イメージング ソリューション	22,425 [4,605]
インフォメーション ソリューション	16,771 [1,787]
ドキュメント ソリューション	35,346 [3,562]
全社(共通)	328 [22]
合計	74,870 [9,976]

(注) 従業員は就業人員であり、臨時従業員は [ ] 内に当中間連結会計期間の平均人員を外数で記載しております。

(2) 提出会社の従業員の状況

平成16年9月30日現在

従業員数(名)	9,359 [1,164]

(注) 従業員は就業人員であり、臨時従業員は [ ] 内に当中間会計期間の平均人員を外数で記載しております。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当中間連結会計期間における世界経済を概観すると、米国経済は、雇用情勢に改善傾向が見られるなど、個人消費を中心に概ね堅調に推移しましたが、期後半にかけて景気減速懸念が台頭してきました。欧州経済は、好調な外需に牽引される形で企業の景況感は持ち直してきましたが、個人消費は低調に推移しました。デフレからの脱却が期待される日本経済は、民間設備投資の増加等により景気は回復傾向を示しましたが、雇用情勢は依然として厳しい状況で推移し、個人消費の回復は緩やかなものとなりました。

このような状況下、当社グループ（当社、連結子会社及び持分法適用会社。以下、本項では「当社グループ」と記述します。）は、イメージング、インフォメーション、ドキュメントの各分野において、デジタル・ネットワーク技術を活用したトータルソリューションの提供等、積極的な事業展開を図っております。具体的には、独自技術を搭載した高画質デジタルカメラの拡販、カメラ付き携帯電話向けCCDカメラモジュールやレンズユニットの供給拡大、デジタルイメージングサービスの核となるデジタルミニラボの拡販、デジカメプリント需要拡大に向けた一大キャンペーンの展開、病巣の早期発見をサポートする医療診断システムの普及促進、旺盛な需要が続くフラットパネルディスプレイ材料の生産能力増強、新技術を採用したデジタルカラー複合機の拡販等、事業領域の強化・拡大に努めました。また、中期経営計画「VISION75」の基本戦略の１つである構造改革については、販売・流通改革や組織・整員改革に果断に取り組んでおります。

当中間連結会計期間の連結売上高は、引き続き需要が堅調なフラットパネルディスプレイ材料の売上が大幅に増加するとともに、複写機においてデジタルカラー複合機の販売が好調に推移しましたが、前中間連結会計期間と比較して米ドルに対し円高に推移したことに加え、記録メディア製品はじめ一部事業分野における価格競争の激化や、カラーフィルムの需要減少の影響等により、1,252,925百万円（前年同期比0.5％減）となりました。売上原価並びに営業費用につきましては、一過性の要因である富士ゼロックス厚生年金基金の代行給付返上に伴い、会社計算上の年金債務と政府へ納付した年金資産（最低責任準備金相当額）との差額を計上するとともに、未認識債務等を一括して販売費及び一般管理費にて費用計上しております。この差が営業利益増加の一因となりました。さらに、国内販売・流通体制の再構築をはじめとした構造改革に伴う一時的経費の投入、新規事業創出に向けた研究開発投資の増強等を進める一方で、さらなる原価低減や経費使用の重点化に努めた結果、営業利益は101,302百万円（同8.1％増）となりました。さらに営業外収益・費用において、外貨建て債権の為替決済差額と期末評価差額がプラスに転じたこと等が増加要因として加算され、税引前利益は105,935百万円（同30.7％増）、中間純利益は52,706百万円（同28.2％増）となりました。

事業の種類別セグメントの業績は次の通りです。

① イメージング　ソリューション部門

イメージング分野において、当社グループはデジタルカメラを始めとするデジタルイメージングだけに偏ることなく、銀塩感光材料の特長を活かした新たなソリューションにも積極的に取り組むことで、より広範囲な製品・サービスを提案しています。レンズ付フィルムでは、夏の需要期に向けて、ヒット商品となっている「写ルンです Night & Day」のテレビCMを集中的に放映し、国内市場における拡販をさらに強化しました。また、銀塩感光材料ならではの超高感度・超微粒子と広いダイナミックレンジを有するISO1600フィルム「NATURA 1600」と、F1.9という明るいレンズを持ち最適な露光量を自動制御する独自プログラムを持つコンパクトカメラ「NATURA S」を開発、10月より販売を開始しました。この２つを組み合わせた「NP（ナチュラルフォト）システム NATURA」により、屋内や夜間などの光量の足りないシーンでもノンフラッシュ撮影で、簡単・気軽に、人間の目で見たような自然で奥行きのある雰囲気の撮影が可能になりました。デジタルカメラにおいては、国内市場で世帯普及率が50％を超え、市場の成長が鈍化傾向を示す中、買い換え・買い増し需要をターゲットとして、スタイリッシュな超小型スクエアボディに高機能を凝縮した「FinePix F440/F450」を発売、若者層を中心に好評を得ております。海外では、エントリーモデルの「FinePix A330/A340」、ファミリー向け新シリーズの「FinePix E550/E510/E500」を中心に販売が増加しました。また、カメラ付き携帯電話向けのメガピクセルカメラモジュールは、高画質機種の普及に伴い、供給が拡大しました。フォトフィニッシング機器は、北米においてデジタルミニラボ「フロンティア」シリーズの販売が好調に推移したことが牽引して売上が増加しました。デジカメプリントの認知度向上と需要喚起を企図したテレビCMなどにより、国内における当社デジカメプリントは大幅な成長を実現しました。営業利益につきましては、カラーフィルムの需要が減少したこと、構造改革推進に伴う一過性の費用を計上したこと等により、減少しました。

本部門の連結売上高は、390,098百万円（同2.9％減）、営業利益は4,274百万円（同86.0％減）となりました。

② インフォメーション　ソリューション部門

医療診断用製品では、国内外ともに、FCRやイメージャ等機器製品の販売が好調に推移し、売上が増加しました。また、内視鏡製品では、スコープの極細径により鼻からの挿入を可能にし、患者の負担を大幅に軽減した「経鼻内視鏡」や、世界初の小腸全域の観察・処置を可能にした「ダブルバルーン電子小腸鏡」等を中心に販売が伸長しました。さらに、高解像FUJINONレンズ、「スーパーCCDハニカム™」、独自の画像処理技術など、当社グループの総合力を結集した世界初のフルデジタル電子内視鏡システム「サピエンティア」の販売を開始しました。印刷システム関連製品では、世界的なCTP化の進展に伴い、CTP関連製品の販売が引き続き増加しました。この需要増に対応するため、米国、オランダ、中国及び日本における四極生産体制の強化を進めております。フラットパネルディスプレイ材料は、主力の「フジタック」「WVフィルム」に対する需要が引き続き旺盛に推移するとともに、タックフィルムの新製造ライン稼動開始や反射防止フィルム「CVフィルム」の供給本格化等もあって、販売が大幅に増加しました。今後もフラットパネルディスプレイ材料の需要は拡大していくものと予想しており、現在急ピッチで「フジタック」「WVフィルム」の生産能力増強を推進しております。記録メディア製品では、ミッドレンジ系サーバー用のデータストレージテープの競争が厳しい状況で推移する中、IBM社と共同開発し、当社独自のナノキュービックテクノロジーを採用したエンタープライズシステム「3592」（大企業向け基幹システム）用のデータカートリッジの販売が好調に推移しました。また、DVDレコーダーの普及に伴い、ラインアップを強化したDVDメディア製品の売上が増加しました。光学レンズ分野では、カメラ付き携帯電話の市場拡大に伴い、プラスチックレンズ成形、ガラスレンズ成形技術を駆使したメガピクセル対応のレンズユニットの販売が着実に増加しました。

本部門の連結売上高は、375,639百万円（同0.3％減）、営業利益は36,764百万円（同7.3％増）となりました。

③ ドキュメント　ソリューション部門

オフィスプロダクト事業では、国内において、本年１月に発売した知的カラー複合機「DocuCentre Color 新シリーズ」の販売が引き続き好調に推移しました。また、モノクロデジタル複合機では、新製品として、低価格でコンパクトながら基本性能を充実させた「DocuCentre 185/155」と、ネットワーク機能を充実させ、ワークスタイルの変革を強力にサポートする「DocuCentre f285/f235」を発売しました。オフィスプリンター事業では、海外を中心にカラー機、モノクロ機ともに販売台数を大きく伸ばしました。特に出力スピードがカラー毎分５枚、モノクロ毎分25枚の高画質カラーレーザープリンターの販売が伸びたことにより、欧米向けのカラー機は、販売台数ベースで前年同期比約60％増加しました。プロダクションサービス事業では、欧米向け輸出において、デジタル印刷市場の拡大に伴い、多品種少量・短納期・高速高画質の印刷ニーズに対応したデジタルカラー・オンデマンド・プリンティングシステムの販売台数が前年同期比倍増となりました。また、国内において、最新鋭の「DocuColor iGen3 Digital Production Press」を市場投入するとともに、高画質、高生産性を誇るデジタル出力機器を一堂に会した「デジタルプリント・イノベーション支援センター（epicenter：エピセンター）」をオープンしました。収益性に優れた次世代のデジタル出力のビジネスモデルを構築する場として活用し、お客様へ新たな付加価値を提供するとともに、デジタルプリンティング市場の拡大に取り組んでまいります。オフィスサービス事業では、国内において、お客様のドキュメントを電子化するサービスや、ドキュメントフロー全体の課題解決を図るドキュメントアウトソーシングビジネスが拡大しました。営業利益につきましては、主に一過性の要因である富士ゼロックス厚生年金基金の代行返上益を計上したことにより、大幅に増加しました。

本部門の連結売上高は、487,188百万円（同1.2％増）、営業利益は60,442百万円（同108.8％増）となりました。

事業の所在地別セグメントの業績は次の通りです。

① 日本

カラーフィルムの販売が低迷したものの、フラットパネルディスプレイ材料やデジタルカラー複合機の販売が好調に推移したこと等により、連結売上高は792,063百万円（同0.7％増）、営業利益は78,489百万円（同16.0％増）となりました。

② 米州

カラーペーパー、デジタルミニラボ及びデジタルカメラの販売が好調であった一方、為替が円高に推移したことや記録メディア製品で価格競争が激化した影響等で、連結売上高は224,231百万円（同7.7％減）、営業利益は6,793百万円（同30.8％減）となりました。

③ 欧州

前期に引き続きデジタルミニラボの販売が好調であった一方、カラーフィルムの需要が減少したこと等によって、連結売上高は138,166百万円（同4.6％減）、営業利益は9,418百万円（同0.0％増）となりました。

④ アジア及びその他

デジタルミニラボやデジタルカメラの販売が好調に推移した一方、価格競争が激化したこと等により、連結売上高は98,465百万円（同15.7％増）、営業利益は7,774百万円（同20.7％減）となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間における連結ベースの現金及び現金同等物（以下「資金」と記述します。）は、前連結会計年度末より57,199百万円減少し、当中間連結会計期間末におきましては404,565百万円となりました。

（営業活動よるキャッシュ・フロー）

営業活動の結果得られた資金は125,322百万円となり、前中間連結会計期間と比較して34,263百万円（21.5%）減少しておりますが、これは棚卸資産が増加したことや、支払債務が減少したこと等によります。

（投資活動によるキャッシュ・フロー）

投資活動の結果使用した資金は143,441百万円となり、前中間連結会計期間と比較して47,741百万円（49.9%）支出が増加しておりますが、これは有価証券・投資有価証券の購入が増えたこと等によります。

（財務活動によるキャッシュ・フロー）

財務活動の結果使用した資金は42,553百万円となり、前中間連結会計期間と比較して17,327百万円（68.7%）支出が増加しておりますが、これは短期債務の返済を積極的に進めたこと等によります。

2 【生産、受注及び販売の状況】

当社グループの生産・販売品目は多種多様であり、同種の製品であっても、その容量・構造・形式等は必ずしも一様ではなく、また、受注生産形態は基本的にとっておらず、事業の種類別セグメント毎に生産規模及び受注規模を金額あるいは数量で示すことは行っておりません。

販売の状況につきましては、「1　業績等の概要」の記載に含めております。

3 【対処すべき課題】

当中間連結会計期間において、当社グループの事業上及び財務上の対処すべき課題に重要な変更及び新たに生じた課題はありません。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等は行われておりません。

5 【研究開発活動】

インフォメーション・テクノロジー（IT）の急速な発達は、生活や仕事における環境・システムを多様化させ、ユーザーニーズの大きな変化をもたらしております。そのような中にあって画像情報は、デジタルカメラによる撮影、パソコン等による加工・保存、インターネットやEメールによるコミュニケーション等、活用範囲や利用方法が急速に拡大しています。

当社グループは、イメージング、インフォメーション、ドキュメントの各分野で、ユーザーニーズにマッチした新しいソリューションを提供できるよう、写真フィルム分野において培ってきた当社独自の技術・ノウハウの更なる発展・活用を図るとともに、デジタル化・ネットワーク化に対応した新技術の研究開発についても積極的に取り組んでおります。

当中間連結会計期間における研究開発費の総額は、86,360百万円（前年同期比0.6％増）となり、その額は売上高比6.8％となりました。

当中間連結会計期間の主な研究開発の成果は以下のとおりです。

（イメージング　ソリューション部門）

銀塩写真分野では、超高感度・超微粒子で広いダイナミックレンジを有するカラーフィルム「NATURA 1600」と自動的に最適な露光量に制御する銀塩コンパクトカメラ「NATURA S」を組合せた「NP（ナチュラルフォト）システム NATURA」を開発し、屋内や夜間など光量の足りないシーンでも自然で奥行きのある撮影を可能にしました。デジタルカメラでは、新構造の「スーパーCCDハニカム™ SRⅡ」を搭載しダイナミックレンジが従来比約４倍と飛躍的に拡大した最高峰のデジタル一眼レフカメラ「FinePix S3 Pro」、「スーパーCCDハニカム™ Ⅳ HR」を搭載し新開発画像処理システムにより圧倒的な超高解像度・低ノイズ化を実現した「FinePix F810」、超小型スクエアボディに高機能を凝縮した「FinePix F440/F450」を開発しました。

本部門の研究開発費は、21,598百万円となりました。

（インフォメーション　ソリューション部門）

医療診断用製品では、高解像FUJINONレンズと高性能「スーパーCCDハニカム™」を組み合わせて搭載するとともに、独自の先端画像処理技術など、富士フイルムグループの総合力を結集した次世代高画質電子内視鏡「サピエンティア」を開発しました。シャープで鮮明な映像で病巣の早期発見に貢献しており、世界初のフルデジタル電子内視鏡システムとして販売を開始しております。フラットパネルディスプレイ材料では、引き続き需要拡大が見込まれるため、独占的なシェアを誇る「フジタック」「WVフィルム」のデファクト・スタンダードの地位をさらに強化しつつ、より高機能で様々なニーズに応じた製品の開発に積極的に取り組んでおります。

本部門の研究開発費は、25,164百万円となりました。

（ドキュメント　ソリューション部門）

当部門では、カラー出力システムを中心とした「デジタルイメージング技術」、機器の省エネ・省資源など環境負荷を軽減する「環境技術」、ドキュメントを媒体とした知識の共有化やコラボレーションを可能にする「ユビキタス技術」、半導体レーザーや光インターコネクションといった「光関連技術」の４つの技術領域の進化に努めております。

最高速・最高画質を誇るデジタルオンデマンド印刷システム「DocuColor iGen3 Digital Production Press」の導入を開始したほか、複写機でありながら銀塩写真に近い高画質・高光沢を実現した、初めてのデジカメプリント出力システムを開発しました。光関連技術では、独自の面発光レーザー（VCSEL）が、日本ビクター株式会社の光ハイビジョン伝送システムに採用されるなどの成果がありました。

本部門の研究開発費は、39,598百万円となりました。

第３【設備の状況】

1【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

2【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設・除却等について、重要な変更はありません。

また、当中間連結会計期間において、新たに確定した重要な設備の新設、除却等はありません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	800,000,000
計	800,000,000

②　【発行済株式】

種類	中間会計期間末現在発行数(株)(平成16年９月30日)	提出日現在発行数(株)(平成16年12月24日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	514,625,728	514,625,728	東京・大阪・名古屋の各証券取引所(市場第一部)	―
計	514,625,728	514,625,728	―	―

(2)　【新株予約権等の状況】

該当事項はありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成16年9月30日	―	514,625,728	―	40,363	―	58,980

(4) 【大株主の状況】

平成16年9月30日現在

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11－3	43,613	8.47
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目8－11	37,400	7.26
日本生命保険相互会社	東京都千代田区丸の内一丁目6－6	21,832	4.24
ステートストリートバンクアンドトラストカンパニー505103 (常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	アメリカ合衆国 ボストン (東京都中央区日本橋兜町6－7)	20,857	4.05
デポジタリーノミニーズインコーポレーション (常任代理人 株式会社東京三菱銀行)	アメリカ合衆国 ニューヨーク (東京都千代田区丸の内二丁目7－1)	11,272	2.19
中央三井信託銀行株式会社 (常任代理人 日本トラスティ・サービス信託銀行株式会社)	東京都港区芝三丁目33－1 (東京都中央区晴海一丁目8－11)	11,107	2.15
株式会社三井住友銀行	東京都千代田区有楽町一丁目1－2	10,478	2.03
三井住友海上火災保険株式会社	東京都中央区新川二丁目27－2	8,600	1.67
ザチエースマンハツタンバンクエヌエイロンドン (常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	英国 ロンドン (東京都中央区日本橋兜町6－7)	8,128	1.57
ジェーピーエムシービーユーエスエーレジデンツペンションジャスデックレンド385051 (常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	アメリカ合衆国 ニューヨーク (東京都中央区日本橋兜町6－7)	7,993	1.55
計	―	181,284	35.22

(注) 平成16年10月15日付でモルガン・スタンレー・ジャパン・リミテッドおよび同社グループ11社から提出された大量保有報告書(変更報告書)により、平成16年9月30日現在の同社グループ12社が保有する当社株式は33,618千株である旨、平成16年10月15日付でフィデリティ投信株式会社から提出された大量保有報告書により、平成16年9月30日現在の同社が保有する当社株式は26,017千株である旨、平成16年6月15日付で三井アセット信託銀行株式会社及び同社グループ1社から提出された大量保有報告書(変更報告書)により、平成16年5月31日現在の同社グループ2社が保有する当社株式は18,895千株である旨報告を受けておりますが、それぞれ当社として期末時点における実質所有株式数が確認できませんので、平成16年9月30日現在の株主名簿に従い記載しております。

(5) 【議決権の状況】

① 【発行済株式】

平成16年9月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 1,436,400 (相互保有株式) 普通株式 221,200	—	—
完全議決権株式(その他)	普通株式 512,388,500	5,123,822	—
単元未満株式	普通株式 579,628	—	1単元(100株)未満の株式
発行済株式総数	514,625,728	—	—
総株主の議決権	—	5,123,822	—

(注) 1　単元未満株式には以下が含まれております。

相互保有株式—大東化学株式会社所有10株、三協化学株式会社所有5株、株式会社フジカラー西日本所有64株、フジカラーアサミ株式会社所有10株、自己株式—当社所有19株

2　「完全議決権株式(その他)」の中には、株式会社証券保管振替機構名義の株式が6,300株含まれております。また、議決権の数(個)の中には、同社名義の完全議決権株式に係る議決権数(63個)は含まれておりません。

3　平成16年9月1日をもって、1単元の株式数を1,000株から100株に変更しております。

② 【自己株式等】

平成16年9月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式) 富士写真フイルム株式会社	東京都港区 西麻布二丁目26—30	1,436,400	—	1,436,400	0.28
(相互保有株式) 大東化学株式会社	東京都中央区日本橋 本石町四丁目4—20	146,400	—	146,400	0.03
三協化学株式会社	東京都中央区 京橋一丁目1—1	73,200	—	73,200	0.01
株式会社フジカラー西日本	香川県高松市 紙町538	1,400	—	1,400	0.00
フジカラーアサミ株式会社	東京都港区 南青山五丁目8—3	200	—	200	0.00
計	—	1,657,600	—	1,657,600	0.32

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成16年４月	５月	６月	７月	８月	９月
最高(円)	3,660	3,480	3,550	3,450	3,490	3,710
最低(円)	3,180	3,220	3,320	3,320	3,190	3,380

（注）　株価は、東京証券取引所市場第一部におけるものであります。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までにおいて、役員の異動はありません。

第５　【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の前中間連結会計期間(平成15年４月１日から平成15年９月30日まで)及び当中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)第81条の規定により、米国において一般に公正妥当と認められている企業会計の基準による用語、様式及び作成方法に準拠して作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に準拠して作成しております。

前中間会計期間(平成15年４月１日から平成15年９月30日まで)は改正前の中間財務諸表等規則に準拠し、当中間会計期間(平成16年４月１日から平成16年９月30日まで)は改正後の中間財務諸表等規則に準拠して作成しております。

なお、当中間会計期間(平成16年４月１日から平成16年９月30日まで)については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年１月30日内閣府令第５号)附則第３項のただし書きにより、改正前の中間財務諸表等規則に準拠して作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に準拠し、前中間連結会計期間(平成15年４月１日から平成15年９月30日まで)及び当中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の中間連結財務諸表並びに前中間会計期間(平成15年４月１日から平成15年９月30日まで)及び当中間会計期間(平成16年４月１日から平成16年９月30日まで)の中間財務諸表について、新日本監査法人により中間監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間末（平成15年９月30日）			当中間連結会計期間末（平成16年９月30日）			前連結会計年度末（平成16年３月31日）		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
資産の部										
Ⅰ 流動資産										
1 現金及び現金同等物			445, 971			404, 565			461, 764	
2 有価証券	注3		38, 037			73, 038			33, 906	
3 受取債権										
(1) 営業債権及びリース債権		509, 446			504, 917			525, 889		
(2) 関連会社等に対する債権		23, 883			29, 142			24, 417		
(3) 貸倒引当金		△17, 634	515, 695		△15, 351	518, 708		△14, 470	535, 836	
4 棚卸資産	注4		354, 958			376, 187			348, 309	
5 繰延税金資産			80, 954			84, 653			82, 276	
6 前払費用及びその他の流動資産			30, 035			28, 647			28, 557	
流動資産合計			1, 465, 650	48. 7		1, 485, 798	49. 6		1, 490, 648	49. 3
Ⅱ 投資及び長期債権										
1 関連会社等に対する投資及び貸付金	注5		42, 781			46, 327			43, 985	
2 投資有価証券	注3		260, 726			245, 736			261, 022	
3 長期リース債権及びその他の長期債権			101, 399			96, 642			99, 363	
4 貸倒引当金			△7, 167			△6, 888			△7, 677	
投資及び長期債権合計			397, 739	13. 2		381, 817	12. 7		396, 693	13. 1
Ⅲ 有形固定資産										
1 土地			75, 410			69, 881			69, 664	
2 建物及び構築物			542, 726			561, 342			549, 747	
3 機械装置及びその他の有形固定資産			1, 535, 721			1, 592, 891			1, 538, 884	
4 建設仮勘定			35, 475			32, 640			35, 559	
			2, 189, 332			2, 256, 754			2, 193, 854	
5 減価償却累計額			△1, 483, 687			△1, 533, 433			△1, 488, 705	
有形固定資産合計			705, 645	23. 5		723, 321	24. 2		705, 149	23. 3
Ⅳ その他の資産										
1 営業権			214, 170			215, 572			214, 649	
2 その他の無形固定資産			39, 311			35, 501			35, 732	
3 繰延税金資産			93, 204			51, 103			81, 870	
4 その他			91, 234			103, 696			98, 768	
その他の資産合計			437, 919	14. 6		405, 872	13. 5		431, 019	14. 3
資産合計			3, 006, 953	100. 0		2, 996, 808	100. 0		3, 023, 509	100. 0

区分	注記番号	前中間連結会計期間末（平成15年９月30日）金額（百万円）		構成比（%）	当中間連結会計期間末（平成16年９月30日）金額（百万円）		構成比（%）	前連結会計年度末（平成16年３月31日）金額（百万円）		構成比（%）
負債の部										
Ⅰ 流動負債										
1 社債及び短期借入金			163,077			120,358			143,265	
2 支払債務										
(1)営業債務		259,923			275,622			287,691		
(2)設備関係債務		41,164			34,131			41,339		
(3)関連会社等に対する債務		9,288	310,375		12,164	321,917		11,649	340,679	
3 未払法人税等			39,550			33,486			42,626	
4 未払費用			167,685			189,730			172,426	
5 その他の流動負債			53,487			56,155			53,090	
流動負債合計			734,174	24.4		721,646	24.1		752,086	24.9
Ⅱ 固定負債										
1 社債及び長期借入金			128,143			114,748			116,823	
2 退職給付引当金	注6		245,337			130,680			216,135	
3 繰延税金負債			35,277			41,254			42,555	
4 預り保証金及びその他の固定負債			42,723			42,148			42,303	
固定負債合計			451,480	15.0		328,830	11.0		417,816	13.8
少数株主持分			117,651	3.9		114,984	3.8		103,725	3.4
契約債務及び偶発債務	注7									
資本の部										
Ⅰ 資本金										
普通株式										
授権株式数 800,000,000株										
発行済株式数 514,625,728株			40,363	1.3		40,363	1.3		40,363	1.3
Ⅱ 資本剰余金			68,135	2.3		68,135	2.3		68,135	2.3
Ⅲ 利益剰余金			1,687,912	56.1		1,768,979	59.0		1,722,692	57.0
Ⅳ その他の包括利益(損失)累積額			△87,782	△2.9		△40,688	△1.4		△76,121	△2.5
Ⅴ 自己株式(取得原価)			△4,980	△0.1		△5,441	△0.1		△5,187	△0.2
前中間連結会計期間末 1,367,711株										
当中間連結会計期間末 1,509,624株										
前連結会計年度末 1,433,628株										
資本合計			1,703,648	56.7		1,831,348	61.1		1,749,882	57.9
負債及び資本合計			3,006,953	100.0		2,996,808	100.0		3,023,509	100.0

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日) 金額(百万円)		百分比(%)	当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額(百万円)		百分比(%)	前連結会計年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高										
1 売上高		1,082,141			1,076,371			2,212,387		
2 レンタル収入		177,638	1,259,779	100.0	176,554	1,252,925	100.0	354,338	2,566,725	100.0
Ⅱ 売上原価										
1 売上原価		660,652			667,749			1,364,537		
2 レンタル原価		70,296	730,948	58.1	71,478	739,227	59.0	139,306	1,503,843	58.6
売上総利益			528,831	41.9		513,698	41.0		1,062,882	41.4
Ⅲ 営業費用										
1 販売費及び一般管理費	注6	349,250			409,165			704,659		
2 研究開発費		85,866			86,360			173,323		
3 厚生年金基金代行返上差額金	注6	—	435,116	34.5	△83,129	412,396	32.9	—	877,982	34.2
営業利益			93,715	7.4		101,302	8.1		184,900	7.2
Ⅳ 営業外収益及び費用(△)										
1 受取利息及び配当金		2,384			2,765			4,246		
2 支払利息		△3,108			△2,080			△5,459		
3 為替差損益・純額		△3,555			3,576			△4,835		
4 投資有価証券評価損	注3	△288			△33			△466		
5 その他損益・純額		△8,085	△12,652	△1.0	405	4,633	0.4	△13,438	△19,952	△0.8
税引前利益			81,063	6.4		105,935	8.5		164,948	6.4
Ⅴ 法人税等			35,753	2.8		42,706	3.5		72,289	2.8
少数株主損益及び持分法による投資損益前利益			45,310	3.6		63,229	5.0		92,659	3.6
Ⅵ 少数株主損益			△6,019	△0.4		△10,914	△0.8		△13,289	△0.5
Ⅶ 持分法による投資損益			1,821	0.1		391	0.0		2,947	0.1
中間(当期)純利益			41,112	3.3		52,706	4.2		82,317	3.2

1株当たり中間(当期)純利益	80.10円	102.71円	160.38円
1株当たり現金配当	12.50円	12.50円	25.00円

③ 【中間連結資本勘定計算書】

前連結会計年度及び当中間連結会計期間

区分	注記番号	資本金 (百万円)	資本剰余金 (百万円)	利益剰余金 (百万円)	その他の包括利益(損失)累積額 (百万円)	自己株式 (百万円)	資本合計 (百万円)
Ⅰ 平成15年３月31日現在残高		40, 363	68, 135	1, 653, 221	△76, 243	△4, 865	1, 680, 611
Ⅱ 包括利益							
1 当期純利益				82, 317			82, 317
2 有価証券未実現利益増加額					21, 028		21, 028
3 為替換算調整額					△34, 379		△34, 379
4 最小年金負債調整額					13, 573		13, 573
5 デリバティブ未実現損益変動額					△100		△100
包括利益							82, 439
Ⅲ 自己株式取得						△521	△521
Ⅳ 自己株式売却				△13		199	186
Ⅴ 現金配当金				△12, 833			△12, 833
Ⅵ 平成16年３月31日現在残高		40, 363	68, 135	1, 722, 692	△76, 121	△5, 187	1, 749, 882
Ⅶ 包括利益							
1 中間純利益				52, 706			52, 706
2 有価証券未実現利益減少額					△3, 984		△3, 984
3 為替換算調整額					18, 853		18, 853
4 最小年金負債調整額					20, 447		20, 447
5 デリバティブ未実現損益変動額					117		117
包括利益							88, 139
Ⅷ 自己株式取得						△307	△307
Ⅸ 自己株式売却				△4		53	49
Ⅹ 現金配当金				△6, 415			△6, 415
XI 平成16年９月30日現在残高		40, 363	68, 135	1, 768, 979	△40, 688	△5, 441	1, 831, 348

前中間連結会計期間

区分	注記番号	資本金 (百万円)	資本剰余金 (百万円)	利益剰余金 (百万円)	その他の包括利益(損失)累積額 (百万円)	自己株式 (百万円)	資本合計 (百万円)
Ⅰ 平成15年３月31日現在残高		40,363	68,135	1,653,221	△76,243	△4,865	1,680,611
Ⅱ 包括利益							
1 中間純利益				41,112			41,112
2 有価証券未実現利益増加額					9,115		9,115
3 為替換算調整額					△20,386		△20,386
4 デリバティブ未実現損益変動額					△268		△268
包括利益							29,573
Ⅲ 自己株式取得						△242	△242
Ⅳ 自己株式売却				△4		127	123
Ⅴ 現金配当金				△6,417			△6,417
Ⅵ 平成15年９月30日現在残高		40,363	68,135	1,687,912	△37,782	△4,980	1,703,648

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)		当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)		前連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)	
区分	注記番号	金額(百万円)		金額(百万円)		金額(百万円)	
Ⅰ 営業活動によるキャッシュ・フロー							
1 中間(当期)純利益			41,112		52,706		82,317
2 営業活動により増加した純キャッシュへの調整							
(1) 減価償却費		83,582		85,142		172,622	
(2) 投資有価証券評価損		288		33		466	
(3) 法人税等調整額		△953		13,585		1,632	
(4) 少数株主損益		6,019		10,914		13,289	
(5) 持分法による投資損益(受取配当金控除後)		348		1,645		△667	
(6) 厚生年金基金代行返上差額金	注6	―		△83,129		―	
(7) 資産及び負債の増減							
受取債権の増加(△)・減少		△2,036		28,652		△20,519	
棚卸資産の増加(△)・減少		△2,039		△15,677		174	
営業債務の増加・減少(△)		△9,538		△16,708		19,719	
未払法人税及びその他負債の増加		30,444		48,607		40,481	
(8) その他		12,358	118,473	△448	72,616	17,844	245,041
営業活動により増加した純キャッシュ			159,585		125,322		327,358
Ⅱ 投資活動によるキャッシュ・フロー							
1 有形固定資産の購入			△76,022		△78,368		△160,070
2 ソフトウェアの購入			△16,487		△12,550		△37,367
3 有価証券・投資有価証券の売却・満期償還			15,393		12,811		46,672
4 有価証券・投資有価証券の購入			△3,539		△44,145		△16,634
5 投資及び貸付金の増加(△)・減少			△1,674		△2,698		1,702
6 事業買収に伴う支出(買収資産に含まれる現金及び現金同等物加減後)			△5,087		△7,676		△21,901
7 その他			△8,284		△10,815		△19,588
投資活動に使用した純キャッシュ			△95,700		△143,441		△207,186

区分	注記番号	前中間連結会計期間（自 平成15年4月1日 至 平成15年9月30日）金額(百万円)		当中間連結会計期間（自 平成16年4月1日 至 平成16年9月30日）金額(百万円)		前連結会計年度（自 平成15年4月1日 至 平成16年3月31日）金額(百万円)	
Ⅲ 財務活動によるキャッシュ・フロー							
1 長期債務による調達額			5,316		1,876		6,604
2 長期債務の返済額			△14,242		△7,854		△25,787
3 短期債務の減少			△7,711		△26,673		△27,615
4 親会社による配当金支払額			△6,417		△6,416		△12,833
5 少数株主への配当金支払額			△2,053		△3,228		△3,550
6 自己株式の取得(△)及び売却(純額)			△119		△258		△335
財務活動により減少した純キャッシュ			△25,226		△42,553		△63,516
Ⅳ 為替変動による現金及び現金同等物への影響			△2,818		3,473		△5,022
Ⅴ 現金及び現金同等物純増加・純減少(△)			35,841		△57,199		51,634
Ⅵ 現金及び現金同等物期首残高			410,130		461,764		410,130
Ⅶ 現金及び現金同等物中間期末(期末)残高			445,971		404,565		461,764

補足情報

支払額			
利息	3,919	2,826	7,301
法人税等	14,124	36,944	44,949

中間連結財務諸表に対する注記

1　経営活動の概況

当社は写真関連製品を中核に、イメージング、インフォメーション及びドキュメントの分野において事業展開を行う多国籍企業であります。当社は世界各国で営業活動を行っており、海外売上高は49%を占め、北米及び欧州が主要市場であります。主な生産拠点は日本、米国、ブラジル、ドイツ、オランダ、シンガポール、中国であります。

2　重要な連結会計方針の概要

この中間連結財務諸表は、米国で一般に公正妥当と認められている企業会計の基準(米国会計調査公報、米国会計原則審議会意見書及び米国財務会計基準審議会基準書(以下、財務会計基準書という)等)に基づいて作成されております。

当社は1970年のユーロドル建て転換社債発行に係る約定により、以後、米国において一般に公正妥当と認められた企業会計の基準による連結財務諸表(米国式連結財務諸表)を作成し、開示しております。また、当社の米国預託証券は1971年以来、NASDAQにアン・スポンサードとして上場されております。当社は1934年米国証券取引所法に基づく米国証券取引委員会規則12g3-2(b)の適用を認められ、年次報告書様式20-Fの米国証券取引委員会への提出を免除されておりますが、米国式連結財務諸表を含むアニュアルレポート及びセミアニュアルレポートを米国証券取引委員会へ提出しております。

我が国における会計処理の原則及び手続並びに表示方法と当社が採用している米国で一般に公正妥当と認められている会計処理の原則及び手続並びに表示方法との主要な相違の内容は次のとおりであり、金額的に重要なものについては我が国の基準に基づいた場合の税引前利益に対する影響額を開示しております。かかる影響額は実務上の困難性等から概算であります。

(イ)連結の範囲及び持分法の適用は、米国会計調査公報第51号、財務会計基準書第94号及び米国会計原則審議会意見書第18号に基づいております。

(ロ)財務会計基準書第13号に基づき、借手のリース取引に関しては、ある一定の条件に該当する場合はキャピタル・リースとし、最低リース料支払総額の現在価値またはリース資産の公正価額を有形固定資産及び借入金に計上しております。また、貸手のリース取引に関しては、ある一定の条件に該当する場合は資産の販売取引として処理し、リース資産は貸借対照表から除外しております。

(ハ)利益処分は、当中間連結会計期間に対応する事業期間に係る利益処分による方法(繰上方式)を採用しております。なお、利益処分による役員賞与については、「販売費及び一般管理費」に計上しております。

(ニ)広告宣伝目的で支出し資産計上した「長期前払費用」については、「販売費及び一般管理費」として発生時に費用処理しており、当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度の影響額はそれぞれ約149百万円(利益)、約105百万円(利益)及び約254百万円(利益)であります。

(ホ)財務会計基準書第87号及び第132号(改訂版)に基づき、年金数理計算による退職給付費用を計上し、関連する退職給付制度の積立状況等について開示しております。また、財務会計基準書第88号及び緊急問題特別委員会(EITF)基準書第03－2号に基づき、退職給付制度の清算及び縮小並びに厚生年金基金の代行部分の返上の会計処理を行っております。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度の影響額はそれぞれ約955百万円(利益)、約7,462百万円(利益)及び約22,955百万円(損失)であります。

(ヘ)デリバティブについては、財務会計基準書第133号(一部改訂)を適用しております。

(ト)財務会計基準書第107号に基づき、金融商品の見積公正価値について開示しております。

(チ)財務会計基準書第130号に基づき、包括利益を開示しております。包括利益は中間(当期)純利益、有価証券未実現利益の増減、為替換算調整額の増減、最小年金負債調整額の増減及びデリバティブ未実現損益の増減から構成されており、中間連結資本勘定計算書に記載されております。

(リ)中間連結損益計算書上、持分法による投資損益は、「持分法による投資損益」として区分表示しております。

(ヌ)財務会計基準書第115号に基づき、有価証券の公正価値の下落が一時的でないと認められた場合には、当該銘柄の公正価値により帳簿価額を付け替えて取得原価を修正する減損処理を行い、公正価値が回復した場合でも取得原価を変更しておりません。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度の影響額はありません。

(ル)財務会計基準書第131号に基づき、オペレーティングセグメント及び地域別セグメント情報を開示しております。

(ヲ)財務会計基準書第142号に基づき、営業権及び存続期間に限りのないその他の無形固定資産を償却せず、毎年減損の有無を検討しております。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度における影響額は、それぞれ約6,447百万円(利益)、約7,709百万円(利益)及び約15,099百万円(利益)であります。

(ワ)財務会計基準書第143号に基づき、有形固定資産の特定の除却債務及び除却費用の会計処理をしております。当基準適用による前中間連結会計期間、当中間連結会計期間及び前連結会計年度への影響額は重要性がありません。

上記の修正事項を反映した後の主要な会計方針は以下のとおりであります。

(1) 連結の方針及び関連会社等に対する持分法の適用

この中間連結財務諸表は、当社及び当社が直接的または間接的に支配している子会社の財務諸表を含んでおり、連結会社間の重要な取引及び勘定残高はすべて消去しております。

当社が、直接または間接にその議決権の20%から50%を保有し、重要な影響を及ぼし得る関連会社(「関連会社等」という)に対する投資額は持分法により評価しております。中間(当期)純利益には、未実現利益消去後のこれら関連会社等の中間(当期)純利益のうち、当社持分が含まれております。

(2) 見積の使用

米国で一般に公正妥当と認められている企業会計の基準に基づいて中間連結財務諸表を作成するために、当社の経営陣は必要に応じて仮定と見積を行って財務諸表や注記に記載された金額を算出しております。実際の結果がこれらの見積と異なることもあり得ます。

(3) 外貨換算

当社の海外子会社は、原則として現地通貨を機能通貨として使用しており、これら外貨建財務諸表の円貨への換算は、資産及び負債は貸借対照表日の為替相場により、また収益及び費用は期中平均為替相場により行われており、換算により生じた換算差額は為替換算調整額として資本の部の独立項目であるその他の包括利益(損失)累積額に含めて表示しております。

外貨建金銭債権債務は貸借対照表日の為替相場により換算しており、換算によって生じた換算差額は損益に計上しております。

(4) 現金同等物

当社は随時に現金化が可能な取得日より3ヶ月以内に満期の到来するすべての流動性の高い投資を現金同等物として処理しております。

(5) 有価証券及び投資有価証券

当社は有価証券及び投資有価証券を売却可能有価証券に分類し、公正価値で評価を行い、関連税効果調整後の未実現損益を資本の部のその他の包括利益(損失)累積額に含めて表示しております。有価証券の原価は移動平均法によって評価されております。売却可能有価証券に係る配当金は「営業外収益及び費用」の「受取利息及び配当金」に含まれております。

(6) 貸倒引当金

営業債権、リース債権及びその他の債権に対する貸倒引当金は、過去の貸倒実績、延滞状況及び問題が生じている取引先の財政状態に基づき決定しております。

(7) 棚卸資産

棚卸資産については、原則として移動平均法による低価法により評価しております。また、当社は定期的に陳腐化、滞留、あるいは過剰在庫の有無を検討し、該当する場合には正味実現可能価額まで評価減しております。

(8) 有形固定資産及び減価償却

有形固定資産は取得価額により計上しております。有形固定資産の減価償却費は、主として定率法で、また一部の海外子会社では定額法で計算しております。

見積耐用年数は建物及び構築物が概ね15年から50年、機械装置及びその他の有形固定資産が概ね２年から15年であります。

機械装置及びその他の有形固定資産には、オペレーティング・リースにより顧客に賃貸している機械が含まれており、その取得原価及び減価償却累計額は前中間連結会計期間末においては、それぞれ83,747百万円及び59,097百万円であり、当中間連結会計期間末においては、それぞれ85,016百万円及び59,800百万円であり、前連結会計年度末においては、それぞれ82,993百万円及び58,487百万円であります。

(9) 営業権及びその他の無形固定資産

営業権は、買収時の買収価額が取得純資産の公正価値を超過する分であり、その他の無形固定資産は主に特許権や製品の長期供給契約に割り当てられた原価から構成されております。

財務会計基準書第142号「営業権及びその他の無形固定資産」の適用により、営業権及び存続期間に限りのないその他の無形固定資産は償却せず、毎年１月１日に減損の有無を検討しております。当該減損テストは、当社の報告単位毎に主に見積将来キャッシュ・フローから現在価値を算定する手法に基づいて行われており、使用される割引率は、報告単位のWACC(加重平均資本コスト)に基づいて算出しております。また、特に客観的事実や状況の変化により当該資産の公正価値が帳簿価額を下回る可能性がある場合には、その都度減損の有無を検討しております。

なお、存続期間に限りのない無形固定資産以外の無形固定資産は、その存続期間にわたり引き続き償却しております。

(10) ソフトウェア

当社は、ソフトウェア開発費用の一部を資産計上し、見積耐用年数にわたって定額法により償却しております。資産計上されたソフトウェア(販売用ソフトウェアを含む)の帳簿価額及び償却累計額は、前中間連結会計期間末においては、それぞれ81,163百万円及び60,505百万円であり、当中間連結会計期間末においては、それぞれ94,567百万円及び66,342百万円であり、前連結会計年度末においては、それぞれ89,728百万円及び59,140百万円であります。当該資産計上されたソフトウェアは、「その他の資産」の「その他」に計上されております。

(11) 長期性資産の減損に関する会計処理

当社は、営業権及び償却されないその他の無形固定資産を除く保有及び使用予定の長期性資産について、客観的事実や状況の変化により当該資産の帳簿価額の回復可能性に疑いのある場合には、減損の有無を検討しております。減損の兆候があると判断されるときは、その資産に関連する見積割引前将来キャッシュ・フローとその資産の帳簿価額を比較し、帳簿価額の減額が必要かどうかを検討しております。この結果、当該資産の回復可能性がないと判断される場合は、当該資産の帳簿価額を見積公正価値へ減額処理しております。

売却予定の長期性資産については、帳簿価額と公正価値から売却に要する費用を差し引いた額のいずれか低い額で計上しております。

(12) 収益認識基準

当社は、収益が実現し、もしくは実現可能でありかつ稼得したときに収益を認識しております。当社は以下の４つの条件、すなわち契約書等の説得力のある証拠が存在すること、顧客に対して製品・商品またはサービスが提供されていること、その価格が確定している、あるいは確定可能であること、対価の回収が合理的に保証されていることのすべてが満たされたときに収益が実現し、もしくは実現可能でありかつ稼得したと考えております。

一般的に製品を顧客に引き渡した時点、あるいはサービスが提供された時点、また、販売型リースにおいてはリース開始時点に、これらの条件は満たされます。販売型リースにかかる受取利息相当額は、利息法によりリース残高の残投資額を基準として期間按分し、「売上高」に含めております。オペレーティング・リースからのレンタル収入はそれぞれのリース期間にわたって認識しております。特定の販売促進費等の一部は売上高から控除しております。

当社は、緊急問題特別委員会(EITF)基準書第00－21号に規定されている複数の製品・サービスを提供する取引に該当する、特定の製品・サービスを顧客に対して提供をしております。当社は、当該取引の際には、製品が出荷され、かつ、顧客の検収を受けた時点で収益計上し、サービスの場合には顧客に提供された時点で収益計上しております。緊急問題特別委員会(EITF)基準書第00－21号の適用による当社の経営成績及び財政状態への影響額は重要性がありません。

(13) 製品保証

当社は一部の製品について、顧客に対して製品保証を提供しており、その製品保証期間は一般的に顧客の購入日より一年間であります。製品保証及びアフターサービスに関する見積費用は、関連する収益が認識された時点で計上しております。製品保証債務の見積金額は、過去の実績に基づいて算出しております。

(14) 輸送費及び取扱手数料

輸送費及び取扱手数料は販売費及び一般管理費に含まれております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の輸送費及び取扱手数料はそれぞれ28,078百万円、29,351百万円及び56,914百万円であります。

(15) 広告宣伝費

広告宣伝費は発生時に費用計上され、販売費及び一般管理費に含まれております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の広告宣伝費はそれぞれ22,845百万円、24,659百万円及び45,421百万円であります。

(16) 法人税等

法人税等は財務会計基準書第109号「法人所得税の会計処理」に基づき資産負債法により算出されております。

当社は資産及び負債の財務会計上の金額と税務上の金額の差異に基づいて繰延税金資産及び負債を認識しており、その算出にあたっては差異が解消される年度に適用される税率及び税法を適用しております。繰延税金資産のうち回収されない可能性が高い部分については、評価性引当金を計上しております。

(17) デリバティブ

当社は、金利スワップ契約、通貨金利スワップ契約、外国為替予約、通貨スワップ契約及びアルミニウム先物予約等のすべてのデリバティブをその保有目的または意図にかかわらず、公正価値により資産または負債として計上しております。一般的に公正価値ヘッジとして分類されているデリバティブの公正価値の変動額は、ヘッジされているリスクに関連するヘッジ対象の公正価値の変動額とともに損益に計上しております。キャッシュ・フローヘッジとして分類されているデリバティブの公正価値の変動額は、ヘッジが有効である部分は税効果調整後の金額でその他の包括利益(損失)累積額に計上しております。ヘッジ指定をしていない、またはヘッジとしての要件を満たしていないデリバティブの公正価値の変動額については、当期の損益として計上しております。

(18) １株当たり中間(当期)純利益

１株当たりの中間(当期)純利益は各期間の加重平均発行済株式数に基づいて計算しております。

(19) 組替再表示

過年度の中間連結財務諸表(連結財務諸表)の一部の科目を、当中間連結会計期間の表示に合わせて、組替再表示しております。

3　負債証券及び持分証券投資

売却可能有価証券に関して、前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末の主な有価証券の種類別の取得原価、未実現利益、未実現損失及び見積公正価値は次のとおりであります。

	前中間連結会計期間末				当中間連結会計期間末				前連結会計年度末			
	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)
有価証券												
国債及び外国政府債	—	—	—	—	4,999	—	0	4,999	—	—	—	—
社債	38,138	57	158	38,037	67,768	290	19	68,039	33,931	26	51	33,906
	38,138	57	158	38,037	72,767	290	19	73,038	33,931	26	51	33,906

	前中間連結会計期間末				当中間連結会計期間末				前連結会計年度末			
	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)
投資有価証券												
国債及び外国政府債	2,717	20	—	2,737	12,734	35	1	12,768	2,699	39	0	2,738
社債	151,161	798	1,159	150,800	91,027	612	167	91,472	129,684	924	517	130,091
持分証券	44,488	29,468	432	73,524	71,281	35,745	1,273	105,753	49,898	44,002	150	93,750
	198,366	30,286	1,591	227,061	175,042	36,392	1,441	209,993	182,281	44,965	667	226,579

一部の非上場の持分証券については、取得原価、もしくは市場価値の下落が一時的でないものについては実現可能価額で評価しており、上記の注記には含まれておりません。そのため、中間連結貸借対照表上の投資有価証券の金額と差異が生じております。

売却可能有価証券の市場価値の下落が一時的でないと認められるものについての評価減を含む実現損失額は、前中間連結会計期間、当中間連結会計期間及び前連結会計年度でそれぞれ288百万円、33百万円及び473百万円であります。前中間連結会計期間、当中間連結会計期間及び前連結会計年度における売却可能有価証券の売却収入額及び実現利益額は金額的に重要性がありませんでした。

売却可能有価証券に係る関連税効果調整後の未実現利益の純額は、前中間連結会計期間において9,115百万円増加、当中間連結会計期間において3,984百万円減少、前連結会計年度において21,028百万円増加しております。

当中間連結会計期間末における満期別に分類された負債証券の取得原価及び見積公正価値は次のとおりであります。なお、一部の負債証券については、証券発行者がペナルティなしに繰上償還できる権利を持っているため、実際の満期は契約上の満期と異なることがあります。

	取得原価 (百万円)	見積公正価値 (百万円)
1年以内	72,767	73,038
1年超5年以内	97,561	97,995
5年超10年以内	6,200	6,245
	176,528	177,278

4　棚卸資産

前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末における棚卸資産の内訳は次のとおりであります。

	前中間連結会計期間末（百万円）	当中間連結会計期間末（百万円）	前連結会計年度末（百万円）
製品・商品	217,479	233,359	215,448
半製品・仕掛品	67,693	66,533	63,558
原材料・貯蔵品	69,786	76,295	69,303
	354,958	376,187	348,309

5　関連会社等に対する投資

前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末における持分法適用の関連会社等に対する投資はそれぞれ41,356百万円、42,733百万円及び42,305百万円であります。当社の持分法適用の関連会社等の経営成績は次のとおりであります。

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
売上高	115,681	120,001	255,963
中間(当期)純損益	3,435	△4,736	10,197

6　退職給付制度

当社の一部の国内子会社(主としてドキュメント ソリューション)は、厚生年金基金の代行部分の返上にあたり、平成15年１月に将来分の返上、平成16年１月に過去分の返上に関する認可をそれぞれ受け、平成16年８月に代行部分に関する年金資産(最低責任準備金)を政府に返還しました。

当社は、緊急問題特別委員会(EITF)基準書第03－２号「日本の厚生年金基金代行部分返上についての会計処理」の規定に準拠し、上記の代行返上に係る一連の手続を年金資産の返還時点で単一の清算取引として会計処理しております。この結果、当中間連結会計期間において、退職給付制度の清算による未認識数理計算上の差異の一時認識及び退職給付債務に含まれる将来昇給見込額の戻入による影響額を「販売費及び一般管理費」に含めて処理しております。また、当該代行返上に伴い政府に返還した年金資産と免除された年金債務との差額83,129百万円を「厚生年金基金代行返上差額金」として計上しております。

退職給付費用の内訳

確定給付型退職給付制度の前中間連結会計期間、当中間連結会計期間及び前連結会計年度における退職給付費用の内訳は次のとおりであります。

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
退職給付費用の内訳：			
勤務費用	12,163	12,722	24,597
利息費用	8,110	6,778	16,440
期待運用収益	△5,744	△5,794	△9,884
数理計算上の差異の償却額	6,150	4,254	12,134
過去勤務債務の償却額	△584	△190	△1,072
会計基準変更時差異の費用処理額	231	△166	481
将来昇給見込額の戻入	―	△29,014	―
制度清算による損失	―	76,401	―
退職給付費用	20,326	64,991	42,696

7　契約債務及び偶発債務

債務保証

当社は、他者の特定の負債及びその他債務について保証しております。当中間連結会計期間末において、保証に基づいて当社が将来支払う可能性のある割引前の金額は最大で45,621百万円であり、そのうち、金融機関に対する従業員の住宅ローンの保証が42,077百万円であります。従業員が支払不能な状態に陥った場合は、当社及び一部の子会社は従業員に代わり不履行の住宅ローンを支払う必要があります。一部の保証については従業員の財産により担保されており、その金額は41,835百万円であります。住宅ローン保証の期間は、２年から30年であります。当中間連結会計期間末において、保証に対して債務計上している金額は重要性がありません。

リース契約

当社は事務所、倉庫、事務用機器、研究用機器及び従業員用の社宅を賃借しております。

当社の契約期間または残存する契約期間が１年以上で、解約不能なオペレーティング・リースの当中間連結会計期間末における未経過リース料の内訳は次のとおりであります。

	(百万円)
平成17年中間期	16,009
平成18年中間期	13,194
平成19年中間期	10,053
平成20年中間期	7,516
平成21年中間期	4,642
平成22年中間期以降	8,525
未経過リース料合計	59,939

前中間連結会計期間、当中間連結会計期間及び前連結会計年度のオペレーティング・リースに係る賃借料は、それぞれ29,571百万円、29,386百万円及び58,758百万円であります。

購入契約、その他の契約債務及び偶発債務

当中間連結会計期間末における契約債務残高は主として有形固定資産の建設及び購入に関するものであり、その金額は6,408百万円であります。当中間連結会計期間末における当社が銀行に対して負っている割引手形に関する偶発債務は、6,585百万円であります。

事業の性質上、当社は種々の係争案件や当局の調査に係わっております。当社は環境問題、訴訟、当局による調査など、将来に生じる可能性が高く、かつ、損失金額が合理的に見積可能な偶発事象がある場合は、必要な引当を計上しております。当局の調査に関連し、当社は法律顧問の助言に基づく推定額約3,250百万円から約8,450百万円の範囲のうち、米国財務会計基準書第５号「偶発事象の会計処理」に従い、最少額を引当計上しております。なお、それらによる損害額は現時点では確定しておりませんが、当社は法律顧問の助言に基づき、それらの最終的な結果は当社の財政状態及び経営成績に重大な影響を及ぼすものではないと考えております。

製品保証

当社は一部の製品について、顧客に対して製品保証を提供しており、これら製品保証期間は一般的に製品購入日より一年間であります。当社の製品保証引当金残高の明細は、次のとおりであります。

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
引当金期首残高	7,402	7,838	7,402
期中引当金繰入額	6,795	6,139	13,058
期中目的取崩額	△5,861	△5,307	△11,075
失効を含むその他増減	△475	△252	△1,547
引当金期末残高	7,861	8,418	7,838

8　デリバティブ

当社は国際的に事業を展開しており、外国為替相場及び市場金利及び一部の商品価格の変動から生じる市場リスクを負っております。当社及び一部の子会社はこれらのリスクを減少させる目的でのみデリバティブ取引を利用しております。

当社はデリバティブ取引の承認、報告、監視等の手続についてリスク管理規程を作成し、それに従いデリバティブ取引を利用しております。当該リスク管理規程はトレーディング目的でデリバティブ取引を保有また発行することを禁止しております。以下は当社のリスク管理規定の概要及び中間連結財務諸表に与える影響であります。

公正価値ヘッジ

一部の子会社は金利リスクまたは為替リスクを軽減する為に通貨金利スワップ契約を結んでおります。これらの契約は契約期間中の債務の金利の支払を変動金利の支払に変換することにより、ヘッジ対象となっている債務の金利リスクまたは為替リスクを効果的に緩和する目的で利用されております。前中間連結会計期間末及び前連結会計年度末におけるこれらスワップ契約の想定元本は、それぞれ5,725百万円及び4,466百万円でありますが、当中間連結会計期間末において公正価値ヘッジ処理したスワップ契約はありません。これらデリバティブの公正価値の変動額は中間連結損益計算書上、「営業外収益及び費用」の「その他損益・純額」の項目に表示しております。前中間連結会計期間及び前連結会計年度において、公正価値ヘッジの非有効部分及びヘッジの有効性評価から除外されたヘッジ手段は、当社の財政状態及び経営成績に重要な影響を与えておりません。

キャッシュ・フローヘッジ

一部の子会社は将来予定されている外貨建ての関係会社からの仕入や輸出売上に伴う外貨の変動リスクを軽減する為に外国為替予約を結んでおります(最長期間は平成17年１月まで)。円の価値が外国通貨(主として米国ドル)に対して下落した場合に、将来の外国通貨の価値の上昇に伴う支出もしくは収入の増加は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。反対に円の価値が外国通貨に対して上昇した場合には、将来の外国通貨の価値の下落に伴う支出もしくは収入の減少は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。

また、一部の子会社は通貨スワップ及び通貨金利スワップ契約を結んでおります。これにより今後２年間にわたって(最長期間は平成18年５月まで)債務の一部を効果的に固定金利負債でかつ子会社の機能通貨に変換し、子会社の将来の収益に対する為替及び金利の影響を軽減しております。

これらのキャッシュ・フローヘッジとして扱われているデリバティブの公正価値の変動は税効果考慮後の金額で中間連結貸借対照表の「その他の包括利益(損失)累積額」に表示しております。この金額はヘッジ対象に関する損益を計上した期に損益に振替えられることとなります。これらのデリバティブ取引につき、ヘッジ手段としての非有効部分、あるいはヘッジの有効性評価から除外されたヘッジ手段の損益は、当社の財政状態または経営成績に重要な影響を与えておりません。

当中間連結会計期間末において輸出売上、輸入購買及び債務の元本の支払に関連して、今後12ヶ月の間にデリバティブ取引による未実現損失62百万円をその他包括利益(損失)累積額から当期損益へ振替える見込みであります。

ヘッジ指定されていないデリバティブ

当社及び一部の子会社が使用しているデリバティブにはヘッジ指定されていない金利スワップ契約、通貨金利スワップ契約、外国為替予約及びアルミニウム先物予約が含まれています。これらのデリバティブは経済的な観点からはヘッジとして有効でありますが、当社及び一部の子会社はこれらの契約についてヘッジ会計を適用するために必要とされているヘッジ指定をしておりません。その結果、当社はこれらデリバティブの公正価値の変動額については中間連結損益計算書上「営業外収益及び費用」の「その他損益・純額」に表示しております。

信用リスクの集中

当社の保有している金融商品のうち潜在的に著しい信用リスクにさらされているものは、主に現金及び現金同等物、有価証券及び投資有価証券、営業債権及びリース債権、及びデリバティブであります。

当社は現金及び現金同等物、短期投資をさまざまな金融機関に預託しております。これらは日本国内の金融機関であり、当社の方針として、一つの金融機関にリスクを集中させないこととしており、また、定期的にこれらの金融機関の信用度を評価しております。

営業債権の信用リスクの集中については、主に大口顧客を相手としていること、預り保証金の保持、及び継続的な信用の評価の見直しによって、限定されております。貸倒引当金の残高については、潜在的な損失を補うために必要と思われる金額の水準を維持しております。

デリバティブについては、契約の相手方の契約不履行から生じる信用リスクにさらされていますが、これらは信用度の高い金融機関を相手方とすることで、リスクを軽減しております。

金融商品の公正価値

金融商品の見積公正価値は、入手可能な市場価格または他の適切な評価方法によって算定しております。金融商品の公正価値の見積に際して、当社は最適な判断をしておりますが、見積の方法及び仮定は元来主観的なものであります。従って見積額は、現在の市場で実現するかあるいは支払われる金額を必ずしも表わしているものではありません。金融商品の公正価値の見積にあたっては、次の方法及び仮定が採用されております。

・現金及び現金同等物、受取債権、社債及び短期借入金、支払債務：

満期までの期間が短いため、中間連結貸借対照表上の帳簿価額は概ね公正価値と同額であります。

・有価証券、投資有価証券：

市場性のある有価証券及び投資有価証券の公正価値は公表されている市場価格に基づいております。市場性のない変動金利付負債証券の公正価値は概ね帳簿価額と同額であります。

・預り保証金：

変動金利の金融商品であるため帳簿価額は概ね公正価値と同額であります。

・社債及び長期借入金：

社債及び長期借入金の公正価値は、貸借対照表日における類似の資金調達契約に適用される利率で割り引いた将来のキャッシュ・フローの現在価値に基づいて算定しております。社債及び長期借入金の公正価値（１年以内償還・返済予定分を含む）は前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末においてそれぞれ、143,608百万円、130,842百万円及び133,087百万円であります。

・デリバティブ：

外国為替予約、金利スワップ契約、通貨スワップ、通貨金利スワップ契約及びアルミニウム先物予約の公正価値は、取引金融機関から入手するか契約条件が類似するデリバティブの市場価値を基礎として算定しております。前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末におけるデリバティブ資産の公正価値及び帳簿価額はそれぞれ817百万円、428百万円及び1,695百万円であり、またデリバティブ負債の公正価値及び帳簿価額はそれぞれ3,659百万円、1,756百万円及び3,303百万円であります。

9　事業買収

当中間連結会計期間に、当社は主に販売経路拡充を目的に日本及びオセアニアで事業買収（少数株主持分の取得を含む）を行いました。これらに投資した金額は、買収資産に含まれる現金及び現金同等物控除後で7,375百万円であり、それぞれの事業買収はパーチェス法で会計処理しております。これらの事業買収に伴う条件付支払、行使しうるオプション及び未確定の契約は重要性がありませんでした。買収価額のうち取得した純資産の見積公正価値を超過する額は、営業権として計上しております。また、当社は買収に伴い特定のその他の無形固定資産を計上しており、これらの資産は見積存続期間にわたり定額法で償却しております。買収によって取得した事業の取得日以降の経営成績については、中間連結損益計算書に含まれております。当社が買収によって取得した事業の経営成績は、当社の経営成績にとって金額的に重要性がありません。

10　セグメント情報

(1) オペレーティングセグメント

当社のオペレーティングセグメントは以下の３つの区分であり、経営者による業績評価方法及び経営資源の配分の決定方法を反映し、製造技術、製造工程、販売方法及び市場の類似性に基づき決定しております。イメージング　ソリューションは、主に一般消費者向けにカラーフィルム、デジタルカメラ、フォトフィニッシング機器、カラーペーパー・薬品等の開発、製造、販売及び現像プリントサービス等を行っております。インフォメーション　ソリューションは、主に業務用分野向けに印刷用・医療診断用・情報システム用の各種システム機材、フラットパネルディスプレイ材料及び記録メディア等の開発、製造、販売、サービス等を行っております。ドキュメント　ソリューションは、主に業務用分野向けにオフィス用複写機・複合機、プリンター、プロダクションサービス関連商品、用紙、消耗品、オフィスサービス等の開発、製造、販売等を行っております。

a. 売上高

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
売上高：			
イメージング　ソリューション：			
外部顧客に対するもの	401,724	390,098	815,527
セグメント間取引	449	111	1,030
計	402,173	390,209	816,557
インフォメーション　ソリューション：			
外部顧客に対するもの	376,648	375,639	755,159
セグメント間取引	2,252	2,412	4,878
計	378,900	378,051	760,037
ドキュメント　ソリューション：			
外部顧客に対するもの	481,407	487,188	996,039
セグメント間取引	6,159	6,897	12,557
計	487,566	494,085	1,008,596
セグメント間取引消去	△8,860	△9,420	△18,465
連結合計	1,259,779	1,252,925	2,566,725

b. セグメント損益

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
営業利益			
イメージング　ソリューション	30,438	4,274	43,475
インフォメーション　ソリューション	34,266	36,764	76,380
ドキュメント　ソリューション	28,947	60,442	65,121
計	93,651	101,480	184,976
セグメント間取引消去	64	△178	△76
連結営業利益	93,715	101,302	184,900
その他損益・純額	△12,652	4,633	△19,952
連結税引前利益	81,063	105,935	164,948

オペレーティングセグメント間取引は市場価格に基づいております。

当中間連結会計期間におけるドキュメント　ソリューションの営業利益には、厚生年金基金の代行部分の返上に伴い政府に返還した年金資産(最低責任準備金)と免除された年金債務との差額、未認識数理計算上の差異の一時認識及び将来昇給見込額の戻入による影響額が含まれております。

(2) 地域別セグメント情報

a. 前中間連結会計期間、当中間連結会計期間及び前連結会計年度における当社及び子会社の所在地別に分類した売上高及び地域別営業利益は次のとおりであります。

財務会計基準書第131号においては地域別営業利益の開示は要求されておりませんが、当社は日本の証券取引法による開示要求を考慮し、補足情報として開示しております。

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
売上高：			
日本：			
外部顧客に対するもの	786,943	792,063	1,640,368
セグメント間取引	157,742	173,501	318,468
計	944,685	965,564	1,958,836
米州：			
外部顧客に対するもの	242,925	224,231	459,945
セグメント間取引	2,636	5,496	5,881
計	245,561	229,727	465,826
欧州：			
外部顧客に対するもの	144,790	138,166	294,472
セグメント間取引	6,382	5,886	12,711
計	151,172	144,052	307,183
アジア及びその他：			
外部顧客に対するもの	85,121	98,465	171,940
セグメント間取引	37,813	51,546	77,086
計	122,934	150,011	249,026
セグメント間取引消去	△204,573	△236,429	△414,146
連結合計	1,259,779	1,252,925	2,566,725
営業利益：			
日本	67,673	78,489	145,567
米州	9,818	6,793	7,794
欧州	9,414	9,418	15,244
アジア及びその他	9,801	7,774	18,074
セグメント間取引消去	△2,991	△1,172	△1,779
連結合計	93,715	101,302	184,900

地域別セグメント間取引は市場価格に基づいております。なお、米州における売上高及び営業利益の大部分は、米国において計上されているものであります。

b.　前中間連結会計期間、当中間連結会計期間及び前連結会計年度における外部顧客を所在地別に分類した売上高は次のとおりであります。

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
売上高：			
日本	651,050	637,561	1,336,015
米州	278,050	264,926	541,982
欧州	183,844	177,532	376,006
アジア及びその他	146,835	172,906	312,722
連結合計	1,259,779	1,252,925	2,566,725

(3) 主要顧客及びその他情報

前中間連結会計期間、当中間連結会計期間及び前連結会計年度において、単一顧客に対する売上高が連結売上高の10％を超えるような重要な顧客はありません。

ドキュメント　ソリューションは少数株主に対してオフィス複写機とその他機器を販売し、また少数株主より棚卸資産を購入しております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の販売金額はそれぞれ、48,646百万円、54,797百万円及び112,894百万円、購入金額はそれぞれ、7,096百万円、8,460百万円及び16,386百万円であります。ドキュメント　ソリューションは、平成２年12月から平成17年12月まで少数株主と長期製品供給契約を結んでおり、双方の合意により延長される可能性があります。当該契約の下、ドキュメント　ソリューションは70百万米国ドルを前払いし、特定の製品に関して利益を上乗せしない原価で購入することができます。当中間連結会計期間末における未償却の前払金残高は1,296百万円であります。少数株主とのライセンス契約その他の取引に関連して、ドキュメント　ソリューションはロイヤルティ及び研究開発費等の費用を前中間連結会計期間、当中間連結会計期間及び前連結会計年度でそれぞれ7,427百万円、7,185百万円及び15,316百万円計上し、主として研究開発受託関連費用をそれぞれ1,088百万円、362百万円及び3,107百万円回収しました。

(2) 【その他】

該当事項はありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間末(平成15年9月30日) 金額(百万円)		構成比(%)	当中間会計期間末(平成16年9月30日) 金額(百万円)		構成比(%)	前事業年度要約貸借対照表(平成16年3月31日) 金額(百万円)		構成比(%)
(資産の部)										
I 流動資産										
現金及び預金			282,387			229,840			297,602	
受取手形			10,392			8,005			8,171	
売掛金			125,089			176,433			140,955	
有価証券			38,005			72,968			33,874	
棚卸資産			82,835			79,954			82,412	
短期貸付金			13,572			28,595			24,557	
繰延税金資産			13,663			17,015			15,182	
その他			15,447			12,666			17,209	
貸倒引当金			—			△240			△250	
流動資産合計			581,394	34.4		625,240	35.5		619,715	35.6
II 固定資産										
有形固定資産	※1 ※2									
建物			83,580			88,504			89,276	
機械装置			115,754			122,568			119,924	
その他			73,264			73,395			67,744	
計			272,599	(16.1)		284,468	(16.2)		276,946	(15.9)
無形固定資産			32,124	(1.9)		33,997	(1.9)		33,424	(1.9)
投資その他の資産										
投資有価証券			223,024			207,840			222,769	
関係会社株式			507,300			516,453			509,179	
関係会社出資金			60,688			61,771			61,771	
その他			15,136			29,939			16,510	
貸倒引当金			△500			△170			△250	
計			805,650	(47.6)		815,834	(46.4)		809,979	(46.6)
固定資産合計			1,110,374	65.6		1,134,300	64.5		1,120,350	64.4
資産合計			1,691,769	100.0		1,759,540	100.0		1,740,065	100.0

区分	注記番号	前中間会計期間末（平成15年９月30日）金額（百万円）		構成比（％）	当中間会計期間末（平成16年９月30日）金額（百万円）		構成比（％）	前事業年度要約貸借対照表（平成16年３月31日）金額（百万円）		構成比（％）
（負債の部）										
Ⅰ　流動負債										
支払手形			13,429			7,394			12,760	
買掛金			54,913			75,980			58,292	
短期借入金			—			6,560			—	
未払法人税等			10,884			7,766			15,658	
未払費用			47,416			58,779			52,879	
製品保証引当金			2,545			2,514			2,725	
工事代金支払手形			13,976			5,679			12,020	
その他			26,282			28,884			24,364	
流動負債合計			169,449	10.0		193,559	11.0		178,700	10.3
Ⅱ　固定負債										
退職給付引当金			9,383			6,029			8,093	
役員退職慰労引当金			360			558			395	
その他			28,236			32,851			38,894	
固定負債合計			37,980	2.3		39,439	2.2		47,384	2.7
負債合計			207,430	12.3		232,999	13.2		226,085	13.0
（資本の部）										
Ⅰ　資本金			40,363	2.4		40,363	2.3		40,363	2.3
Ⅱ　資本剰余金										
資本準備金			58,980			58,980			58,980	
資本剰余金合計			58,980	3.5		58,980	3.4		58,980	3.4
Ⅲ　利益剰余金										
利益準備金			10,090			10,090			10,090	
任意積立金			1,322,431			1,363,993			1,322,431	
中間（当期）未処分利益			42,372			40,142			64,048	
利益剰余金合計			1,374,894	81.3		1,414,226	80.4		1,396,571	80.3
Ⅳ　その他有価証券評価差額金			15,043	0.9		18,375	1.0		23,216	1.3
Ⅴ　自己株式			△4,943	△0.4		△5,404	△0.3		△5,150	△0.3
資本合計			1,484,338	87.7		1,526,541	86.8		1,513,980	87.0
負債及び資本合計			1,691,769	100.0		1,759,540	100.0		1,740,065	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間（自 平成15年4月1日 至 平成15年9月30日）金額(百万円)		百分比(%)	当中間会計期間（自 平成16年4月1日 至 平成16年9月30日）金額(百万円)		百分比(%)	前事業年度要約損益計算書（自 平成15年4月1日 至 平成16年3月31日）金額(百万円)		百分比(%)
Ⅰ 売上高			376,339	100.0		395,528	100.0		771,234	100.0
Ⅱ 売上原価			238,476	63.4		262,851	66.5		494,569	64.1
売上総利益			137,863	36.6		132,677	33.5		276,664	35.9
Ⅲ 販売費及び一般管理費			62,514	16.6		66,515	16.8		124,887	16.3
Ⅳ 研究開発費			37,656	10.0		40,432	10.2		76,638	9.9
営業利益			37,692	10.0		25,729	6.5		75,138	9.7
Ⅴ 営業外収益	※1		6,931	1.8		14,149	3.6		12,563	1.7
Ⅵ 営業外費用	※2		4,218	1.1		2,013	0.5		7,853	1.0
経常利益			40,404	10.7		37,865	9.6		79,848	10.4
Ⅶ 特別利益			—			—			6,364	0.8
Ⅷ 特別損失			2,314	0.6		6,415	1.6		5,080	0.7
税引前中間(当期)純利益			38,090	10.1		31,449	8.0		81,131	10.5
法人税、住民税及び事業税			11,600	3.1		8,800	2.2		23,800	3.1
法人税等調整額			372	0.1		△1,540	0.3		3,111	0.4
中間(当期)純利益			26,117	6.9		24,190	6.1		54,219	7.0
前期繰越利益			16,259			15,956			16,259	
中間配当額			—			—			6,416	
自己株式処分差損			4			4			13	
中間(当期)未処分利益			42,372			40,142			64,048	

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
該当事項はありません。	該当事項はありません。	該当事項はありません。

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
１　資産の評価基準及び評価方法 (1) 棚卸資産 製品、半製品、仕掛品、補助原料、貯蔵品 ……移動平均法による低価法 半製品及び仕掛品工程中の硝酸銀 ……後入先出法による低価法 主要原材料 ……後入先出法による低価法 (2) 有価証券 子会社及び関連会社株式 ……移動平均法による原価法 その他有価証券 時価のあるもの ……市場価格等に基づく時価法 (評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの ……移動平均法による原価法	１　資産の評価基準及び評価方法 (1) 棚卸資産 同左 (2) 有価証券 同左	１　資産の評価基準及び評価方法 (1) 棚卸資産 同左 (2) 有価証券 同左

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
２　固定資産の減価償却の方法 (1) 有形固定資産 定率法（但し、平成10年４月１日以降に取得した建物（付属設 備を除く）については定額法）を採用しております。 なお、主な耐用年数は以下のとおりであります。 ※表あり (2) 無形固定資産 残存価額を零とする定率法を採用しております。 なお、市場販売目的のソフトウェア、自社利用のソフトウェアについては、それぞれ販売可能有効期間（３年）、利用可能期間（５年）に基づく定額法を採用しております。	２　固定資産の減価償却の方法 (1) 有形固定資 同左 (2) 無形固定資産 定額法を採用しております。 なお、市場販売目的のソフトウェア、自社利用ソフトウェアについては、それぞれ販売可能有効期間（３年）、利用可能期間（５年）に基づいております。 （会計処理の変更） 無形固定資産の減価償却方法については、従来、ソフトウェアについては定額法、それ以外の無形固定資産については残存価額を零とする定率法によっておりましたが、当中間期よりすべて定額法によることに変更しました。この変更は、固定資産管理システムの変更を契機に無形固定資産の減価償却方法について見直した結果、無形固定資産は全般的にその投資効果が長期にわたり平均的に実現すると考えられ、また今後もそれが継続すると予想されることから期間損益をより適正に表示するために行ったものであります。 なお、この変更による損益への影響額は軽微であります。	２　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 残存価額を零とする定率法を採用しております。 なお、市場販売目的のソフトウェア、自社利用のソフトウェアについては、それぞれ販売可能有効期間（３年）、利用可能期間（５年）に基づく定額法を採用しております。

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
3　引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2) 製品保証引当金 製品販売後の無償サービス費用の支出に備えるため、売上高を基準として過去の実績に基づき計上しております。 （追加情報） 製品保証引当金の設定 従来、無償修理期間に生じた修理費用は修理を行った期の費用として会計処理しておりましたが、保証対象製品の売上高が増加し、金額的重要性が増してきたため、引当金を設定する方法に変更致しました。 この変更により、従来の方法に比べ、「販売費及び一般管理費」が、2,545百万円増加するため、「営業利益」、「経常利益」、「税引前中間純利益」が2,545百万円並びに「中間純利益」が、1,476百万円それぞれ減少しております。 (3) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当中間期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間内の一定の年数(15年)による定額法により、それぞれ発生の翌事業年度から費用処理しております。 (4) 役員退職慰労引当金 役員の退職金の支給に充てるため、役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) 製品保証引当金 製品販売後の無償サービス費用の支出に備えるため、売上高を基準として過去の実績に基づき計上しております。 (3) 退職給付引当金 同左 (4) 役員退職慰労引当金 同左	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) 製品保証引当金 製品販売後の無償サービス費用の支出に備えるため、売上高を基準として過去の実績に基づき計上しております。 （追加情報） 製品保証引当金の設定 従来、無償修理期間に生じた修理費用は修理を行った期の費用として会計処理しておりましたが、保証対象製品の売上高が増加し、金額的重要性が増してきたため、引当金を設定する方法に変更致しました。 この変更により、従来の方法に比べ、「販売費及び一般管理費」が、2,725百万円増加するため、「営業利益」、「経常利益」、「税引前当期純利益」が2,725百万円並びに「当期純利益」が、1,619百万円それぞれ減少しております。 (3) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当期末要支給額が残高となるよう計上しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間内の一定の年数(15年)による定額法により、それぞれ発生の翌事業年度から費用処理しております。 (4) 役員退職慰労引当金 役員の退職金の支給に充てるため、役員の内規に基づく当期末要支給額が残高となるよう計上しております。

前中間会計期間 (自 平成15年4月1日 至 平成15年9月30日)	当中間会計期間 (自 平成16年4月1日 至 平成16年9月30日)	前事業年度 (自 平成15年4月1日 至 平成16年3月31日)
4 外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円換算し、換算差額は損益として認識しております。	4 外貨建の資産又は負債の本邦通貨への換算基準 同左	4 外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円換算し、換算差額は損益として認識しております。
5 リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	5 リース取引の処理方法 同左	5 リース取引の処理方法 同左
6 ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ・ヘッジ手段 デリバティブ取引(金利通貨スワップ取引) ・ヘッジ対象 子会社への外貨建貸付金 (3) ヘッジ方針 主として為替リスク・金利変動リスクをヘッジする目的で、外貨建貸付金の範囲内において、社内規程に基づく決裁を経て実施することといたしております。 (4) ヘッジの有効性評価の方法 ヘッジ手段の変動額の累計額とヘッジ対象の変動額の累計額を比較して有効性の判定を行っております。 但し、特例処理によっている金利スワップについては有効性の評価を省略しております。	6 ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用することとしております。 なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用することとしております。 (2) ヘッジ手段とヘッジ対象 ・ヘッジ手段 デリバティブ取引(金利通貨スワップ取引) ・ヘッジ対象 子会社への外貨建貸付金 (3) ヘッジ方針 主として為替リスク・金利変動リスクをヘッジする目的で、外貨建貸付金の範囲内において、社内規程に基づく決裁を経て実施することとしております。 (4) ヘッジの有効性評価の方法 ヘッジ手段の変動額の累計額とヘッジ対象の変動額の累計額を比較して有効性の判定を行うこととしております。 但し、特例処理によっている金利スワップについては有効性の評価を省略しております。	6 ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ・ヘッジ手段 デリバティブ取引(金利通貨スワップ取引) ・ヘッジ対象 子会社への外貨建貸付金 (3) ヘッジ方針 主として為替リスク・金利変動リスクをヘッジする目的で、外貨建貸付金の範囲内において、社内規程に基づく決裁を経て実施することといたしております。 (4) ヘッジの有効性評価の方法 ヘッジ手段の変動額の累計額とヘッジ対象の変動額の累計額を比較して有効性の判定を行っております。 但し、特例処理によっている金利スワップについては有効性の評価を省略しております。

前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
7　その他中間財務諸表作成のための基本となる重要な事項 消費税等の処理方法 消費税及び地方消費税の会計処理は税抜方式によっております。 なお、仮払消費税等と仮受消費税等は相殺のうえ、流動資産の「その他」に含めて表示しております。	7　その他中間財務諸表作成のための基本となる重要な事項 消費税等の処理方法 同左	7　その他財務諸表作成のための重要な事項 消費税等の処理方法 消費税及び地方消費税の会計処理は税抜方式によっております。

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成15年９月30日）	当中間会計期間末 （平成16年９月30日）	前事業年度末 （平成16年３月31日）
※１　有形固定資産の減価償却累計額 724,347百万円	※１　有形固定資産の減価償却累計額 729,367百万円	※１　有形固定資産の減価償却累計額 726,769百万円
※２　担保資産 (1) 担保に供している資産 工場財団 建物 22,756百万円 機械装置 34,885 その他の有形固定資産 12,676 計　70,318百万円 (2) 上記担保資産が供されている債務 工場財団 なし	※２　担保資産 (1) 担保に供している資産 工場財団 建物 24,225百万円 機械装置 34,140 その他の有形固定資産 13,624 計　71,990百万円 (2) 上記担保資産が供されている債務 工場財団 なし	※２　担保資産 (1) 担保に供している資産 工場財団 建物 24,615万円 機械装置 33,980 その他の有形固定資産 13,603 計　72,199百万円 (2) 上記担保資産が供されている債務 工場財団 なし
※　偶発債務 債務保証 銀行借入等についての保証(保証類似行為を含む)を行っております。	※　偶発債務 債務保証 銀行借入等についての保証(保証類似行為を含む)を行っております。	※　偶発債務 債務保証 銀行借入等についての保証(保証類似行為を含む)を行っております。

前中間会計期間末（平成15年９月30日）

保証先	保証額 (百万円)
Fuji Photo Film, Inc.	8,043
Fuji Photo Film Finance U.S.A., Inc.	20,573
Fuji Photo Film Finance (Netherlands)B.V.	9,953
Crosfieldグループ他計１社	422
従業員(住宅資金)	19,089
計	58,083

当中間会計期間末（平成16年９月30日）

保証先	保証額 (百万円)
Fuji Photo Film, Inc.	8,028
Fuji Photo Film Finance (Netherlands)B.V.	5,481
従業員(住宅資金)	16,742
計	30,252

前事業年度末（平成16年３月31日）

保証先	保証額 (百万円)
Fuji Photo Film, Inc.	7,641
Fuji Photo Film Finance U.S.A., Inc.	10,707
Fuji Photo Film Finance (Netherlands)B.V.	7,230
従業員(住宅資金)	17,955
計	43,534

前中間会計期間末 （平成15年９月30日）	当中間会計期間末 （平成16年９月30日）	前事業年度末 （平成16年３月31日）
うち外貨保証債務等 STG.£　2,280千　422百万円 US.$　208,300千　23,173百万円 EURO　65,000千　8,397百万円	うち外貨保証債務等 US.$　72,300千　8,028百万円 EURO　40,000千　5,481百万円	うち外貨保証債務等 US.$　131,300千　13,877百万円 EURO　52,000千　6,701百万円
※　受取手形割引高 輸出荷為替手形割引高 8,113百万円	※　受取手形割引高 輸出荷為替手形割引高 8,801百万円	※　受取手形割引高 輸出荷為替手形割引高 9,337百万円

（中間損益計算書関係）

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
※１　営業外収益のうち重要なもの 受取利息　973百万円 受取配当金　5,189百万円	※１　営業外収益のうち重要なもの 受取利息　1,179百万円 受取配当金　10,363百万円 為替差益　2,307百万円	※１　営業外収益のうち重要なもの 受取利息　2,030百万円 受取配当金　9,311百万円
※２　営業外費用のうち重要なもの 為替差損　2,759百万円	※２　営業外費用のうち重要なもの —　—	※２　営業外費用のうち重要なもの 為替差損　4,145百万円
※　減価償却実施額 有形固定資産　25,280百万円 無形固定資産　5,087百万円	※　減価償却実施額 有形固定資産　24,231百万円 無形固定資産　5,833百万円	※　減価償却実施額 有形固定資産　50,289百万円 無形固定資産　10,540百万円

（リース取引関係）

前中間会計期間
（自　平成15年４月１日
至　平成15年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械装置	239	101	138
有形固定資産「その他」	365	189	176
投資その他の資産「その他」	17	8	9
合計	622	298	323

（注）　取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

2　未経過リース料中間期末残高相当額

１年以内	115百万円
１年超	207
合計	323百万円

（注）　未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3　支払リース料及び減価償却費相当額

(1) 支払リース料　64百万円

(2) 減価償却費相当額　64百万円

4　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

当中間会計期間
（自　平成16年４月１日
至　平成16年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械装置	239	128	110
有形固定資産「その他」	338	239	98
投資その他の資産「その他」等	17	11	6
合計	595	380	215

（注）　取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

2　未経過リース料中間期末残高相当額

１年以内	95百万円
１年超	119
合計	215百万円

（注）　未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3　支払リース料及び減価償却費相当額

(1) 支払リース料　56百万円

(2) 減価償却費相当額　56百万円

4　減価償却費相当額の算定方法

同左

前事業年度
（自　平成15年４月１日
至　平成16年３月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械装置	239	114	124
有形固定資産「その他」	366	228	138
投資その他の資産「その他」等	17	9	7
合計	623	352	270

（注）　取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

2　未経過リース料期末残高相当額

１年以内	111百万円
１年超	159
合計	270百万円

（注）　未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3　支払リース料及び減価償却費相当額

(1) 支払リース料　123百万円

(2) 減価償却費相当額　123百万円

4　減価償却費相当額の算定方法

同左

（有価証券関係）

前中間会計期間末（平成15年９月30日）

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
(1) 子会社株式	―	―	―
(2) 関連会社株式	1,054	826	△228
計	1,054	826	△228

当中間会計期間末（平成16年９月30日）

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
(1) 子会社株式	―	―	―
(2) 関連会社株式	1,054	901	△153
計	1,054	901	△153

前事業年度末（平成16年３月31日）

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
(1) 子会社株式	―	―	―
(2) 関連会社株式	1,054	1,721	666
計	1,054	1,721	666

（１株当たり情報）

項目	前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
１株当たり純資産額	2,891.58円	2,974.62円	2,949.48円
１株当たり中間(当期)純利益	50.88円	47.13円	105.40円
潜在株式調整後１株当たり中間(当期)純利益	なお、潜在株式調整後１株当たり中間純利益金額については、潜在株式が存在しないため記載しておりません。	なお、潜在株式調整後１株当たり中間純利益金額については、潜在株式が存在しないため記載しておりません。	なお、潜在株式調整後１株当たり当期純利益金額については、潜在株式が存在しないため記載しておりません。

（注）　１株当たり中間(当期)純利益金額の算定上の基礎は、以下のとおりであります。

項目	前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
中間(当期)純利益（百万円）	26,117	24,190	54,219
普通株主に帰属しない金額(役員賞与金)（百万円）	―	―	114
普通株式に係る中間(当期)純利益(百万円)	26,117	24,190	54,105
普通株式の期中平均株式数(千株)	513,349	513,226	513,325

（重要な後発事象）

該当事項はありません。

(2) 【その他】

中間配当(商法第293条ノ５に基づく金銭の分配)

平成16年10月29日開催の取締役会において、第109期(自平成16年４月１日　至平成17年３月31日)の中間配当を当社定款第31条の規定に基づき、次のとおり行うことを決議しました。

(1) 受領株主	平成16年９月30日現在の株主名簿及び実質株主名簿に記載又は記録された株主
(2) 支払請求権の効力発生日並びに支払開始日	平成16年12月３日
(3) １株当たりの配当金	12円50銭
(4) 中間配当金の総額	6,414百万円

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1)	有価証券報告書 及びその添付書類	事業年度 (第108期)	自 至	平成15年４月１日 平成16年３月31日	平成16年６月30日 関東財務局長に提出。
(2)	有価証券報告書の 訂正報告書	(第105期)	自 至	平成12年４月１日 平成13年３月31日	平成16年12月21日 関東財務局長に提出。
		(第106期)	自 至	平成13年４月１日 平成14年３月31日	
		(第107期)	自 至	平成14年４月１日 平成15年３月31日	
		(第108期)	自 至	平成15年４月１日 平成16年３月31日	
(3)	半期報告書の 訂正報告書	(第106期中)	自 至	平成13年４月１日 平成13年９月30日	平成16年12月21日 関東財務局長に提出。
		(第107期中)	自 至	平成14年４月１日 平成14年９月30日	
		(第108期中)	自 至	平成15年４月１日 平成15年９月30日	

第二部　【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成15年12月16日

富士写真フイルム株式会社
　取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	田　中　　　章　㊞
代表社員 関与社員	公認会計士	宮　澤　孝　司　㊞
関与社員	公認会計士	中　谷　喜　彦　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結資本勘定計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記２参照)に準拠して、富士写真フイルム株式会社及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績及びキャッシュ・フロー の状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

独立監査人の中間監査報告書

平成16年12月21日

富士写真フイルム株式会社
　取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	田	中		章	㊞
指定社員 業務執行社員	公認会計士	宮	澤	孝	司	㊞
指定社員 業務執行社員	公認会計士	髙	橋	治	也	㊞
指定社員 業務執行社員	公認会計士	戸	田	仁	志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結資本勘定計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記２参照)に準拠して、富士写真フイルム株式会社及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

独立監査人の中間監査報告書

平成15年12月16日

富士写真フイルム株式会社
　取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	田	中		章	㊞
代表社員 関与社員	公認会計士	髙	橋	治	也	㊞
関与社員	公認会計士	戸	田	仁	志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成15年４月１日から平成16年３月31日までの第108期事業年度の中間会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、富士写真フイルム株式会社の平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

独立監査人の中間監査報告書

平成16年12月21日

富士写真フイルム株式会社
　取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	田中　　章	㊞
指定社員 業務執行社員	公認会計士	宮澤孝司	㊞
指定社員 業務執行社員	公認会計士	髙橋治也	㊞
指定社員 業務執行社員	公認会計士	戸田仁志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成16年４月１日から平成17年３月31日までの第109期事業年度の中間会計期間（平成16年４月１日から平成16年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、富士写真フイルム株式会社の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成16年４月１日から平成16年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

宝印刷株式会社印刷

(e) A copy of Modification Reports on the past Securities Report and Semiannual Securities Reports to Ministry of Finance of Japan which are prepared in the Japanese language.

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成16年12月21日
【事業年度】	第105期（自　平成12年４月１日　至　平成13年３月31日）
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。) 東京都港区西麻布二丁目26番30号 03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

1 【有価証券報告書の訂正報告書の提出理由】

平成13年６月29日に提出いたしました第105期（自　平成12年４月１日　至　平成13年３月31日）有価証券報告書の記載事項につき一部記載漏れがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第４　提出会社の状況

１　株式等の状況

(4) 大株主の状況

3 【訂正箇所】

訂正箇所は____を付して表示しております。

第一部【企業情報】

第４【提出会社の状況】

１【株式等の状況】

(4)【大株主の状況】

（訂正前）

(注)　株式会社さくら銀行は、平成13年４月１日付で株式会社住友銀行と合併し、株式会社三井住友銀行となっております。

（訂正後）

(注)1　株式会社さくら銀行は、平成13年４月１日付で株式会社住友銀行と合併し、株式会社三井住友銀行となっております。

2　平成13年２月15日付で日本生命保険相互会社及び同社グループ２社から提出された大量保有報告書（変更報告書）により、平成13年１月31日現在の同社グループ３社が保有する当社株式は34,436千株である旨、平成13年１月15日付でシュローダー投信投資顧問株式会社及び同社グループ５社から提出された大量保有報告書（変更報告書）により、平成12年12月29日現在の同社グループ６社が保有する当社株式は25,093千株である旨、平成12年６月14日付で中央三井信託銀行株式会社から提出された大量保有報告書により、平成12年５月31日現在の同社が保有する当社株式は32,546千株である旨報告受けておりますが、それぞれ当社として期末時点における実質所有株式数が確認できませんので、平成13年３月31日現在の株主名簿に従い記載しております。

以　上

【表紙】

【提出書類】	半期報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成16年12月21日
【中間会計期間】	第106期中(自　平成13年4月1日　至　平成13年9月30日)
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。) 東京都港区西麻布二丁目26番30号 03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町2番1号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目8番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目3番17号)

1 【半期報告書の訂正報告書の提出理由】

平成13年12月21日に提出いたしました第106期中(自 平成13年４月１日 至 平成13年９月30日)半期報告書の記載事項につき一部記載漏れがありましたので、これを訂正するため半期報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部 企業情報

第４ 提出会社の状況

1 株式等の状況

(3) 大株主の状況

3 【訂正箇所】

訂正箇所は＿＿を付して表示しております。

第一部【企業情報】

第４【提出会社の状況】

1【株式等の状況】

(3)【大株主の状況】

(訂正前)

(注) 三井海上火災保険株式会社は、平成13年10月１日付で住友海上火災保険株式会社と合併し、三井住友海上火災保険株式会社となっております。

(訂正後)

(注) 1 三井海上火災保険株式会社は、平成13年10月１日付で住友海上火災保険株式会社と合併し、三井住友海上火災保険株式会社となっております。

2 平成13年８月14日付で日本生命保険相互会社及び同社グループ１社から提出された大量保有報告書(変更報告書)により、平成13年７月31日現在の同社グループ２社が保有する当社株式は34,425千株である旨、平成13年５月15日付で株式会社三井住友銀行及び同社グループ１社から提出された大量保有報告書により、平成13年４月30日現在の同社グループ２社が保有する当社株式は26,247千株である旨報告受けておりますが、当社として期末時点における実質所有株式数が確認できませんので、平成13年９月30日現在の株主名簿に従い記載しております。

以 上

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成16年12月21日
【事業年度】	第106期(自　平成13年４月１日　至　平成14年３月31日)
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。) 東京都港区西麻布二丁目26番30号 03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

1 【有価証券報告書の訂正報告書の提出理由】

平成14年6月28日に提出いたしました第106期(自　平成13年4月1日　至　平成14年3月31日) 有価証券報告書の記載事項につき一部記載漏れがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第4　提出会社の状況

1　株式等の状況

(5) 大株主の状況

3 【訂正箇所】

訂正箇所は＿＿を付して表示しております。

第一部【企業情報】

第4【提出会社の状況】

1【株式等の状況】

(5)【大株主の状況】

(訂正前)

(注) 株式会社富士銀行は、平成14年4月1日に株式会社日本興業銀行、株式会社第一勧業銀行と合併し、株式会社みずほ銀行と株式会社みずほコーポレート銀行に再編されております。平成14年4月1日現在、上記の常任代理人は株式会社みずほコーポレート銀行となっております。

(訂正後)

(注) 1 株式会社富士銀行は、平成14年4月1日に株式会社日本興業銀行、株式会社第一勧業銀行と合併し、株式会社みずほ銀行と株式会社みずほコーポレート銀行に再編されております。平成14年4月1日現在、上記の常任代理人は株式会社みずほコーポレート銀行となっております。

2 平成14年4月15日付で三井アセット信託銀行株式会社及び同社グループ1社から提出された大量保有報告書(変更報告書)により、平成14年3月31日現在の同社グループ2社が保有する当社株式は34,096千株である旨、平成14年2月14日付で日本生命保険相互会社及び同社グループ1社から提出された大量保有報告書(変更報告書)により、平成14年1月31日現在の同社グループ2社が保有する当社株式は30,521千株である旨、平成13年5月15日付で株式会社三井住友銀行及び同社グループ1社から提出された大量保有報告書により、平成13年4月30日現在の同社グループ2社が保有する当社株式は26,247千株である旨報告を受けておりますが、当社としては株主名簿において株式保有数が確認できないため、平成14年3月31日現在の株

主名簿に従い記載しております。

以　上

【表紙】

【提出書類】	半期報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成16年12月21日
【中間会計期間】	第107期中（自　平成14年４月１日　至　平成14年９月30日）
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) （上記は登記上の本店所在地であり実際の本社業務は下記において行っております。） 東京都港区西麻布二丁目26番30号 03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

1 【半期報告書の訂正報告書の提出理由】

平成14年12月24日に提出いたしました第107期中(自　平成14年４月１日　至　平成14年９月30日)半期報告書の記載事項につき一部記載漏れがありましたので、これを訂正するため半期報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第４　提出会社の状況

1　株式等の状況

(4) 大株主の状況

3 【訂正箇所】

訂正箇所は＿＿を付して表示しております。

第一部【企業情報】

第４【提出会社の状況】

1【株式等の状況】

(4)【大株主の状況】

(訂正前)

注記なし

(訂正後)

(注) 平成14年５月15日付で株式会社三井住友銀行及び同社グループ１社から提出された大量保有報告書(変更報告書)により、平成14年４月30日現在の同社グループ２社が保有する当社株式は18,459千株である旨報告受けておりますが、当社として期末時点における実質所有株式数が確認できませんので、平成14年９月30日現在の株主名簿に従い記載しております。

以　上

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成16年12月21日
【事業年度】	第107期(自　平成14年４月１日　至　平成15年３月31日)
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。) 東京都港区西麻布二丁目26番30号 03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

1 【有価証券報告書の訂正報告書の提出理由】

平成15年６月30日に提出いたしました第107期（自　平成14年４月１日　至　平成15年３月31日）有価証券報告書の記載事項につき一部記載漏れがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第４　提出会社の状況

１　株式等の状況

(5) 大株主の状況

3 【訂正箇所】

訂正箇所は＿＿を付して表示しております。

第一部【企業情報】

第４【提出会社の状況】

１【株式等の状況】

(5)【大株主の状況】

（訂正前）

注記なし

（訂正後）

(注) 平成14年５月15日付で株式会社三井住友銀行及び同社グループ１社から提出された大量保有報告書（変更報告書）により、平成14年４月30日現在の同社グループ２社が保有する当社株式は18,459千株である旨報告受けておりますが、当社として期末時点における実質所有株式数が確認できませんので、平成15年３月31日現在の株主名簿に従い記載しております。

以　上

【表紙】

【提出書類】	半期報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成16年12月21日
【中間会計期間】	第108期中(自　平成15年４月１日　至　平成15年９月30日)
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。) 東京都港区西麻布二丁目26番30号 03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

1 【半期報告書の訂正報告書の提出理由】

平成15年12月19日に提出いたしました第108期中(自　平成15年4月1日　至　平成15年9月30日)半期報告書の記載事項につき一部記載漏れがありましたので、これを訂正するため半期報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第4　提出会社の状況

1　株式等の状況

(4) 大株主の状況

3 【訂正箇所】

訂正箇所は____を付して表示しております。

第一部【企業情報】

第4【提出会社の状況】

1【株式等の状況】

(4)【大株主の状況】

(訂正前)

注記なし

(訂正後)

(注) 平成15年10月16日付でモルガン・スタンレー・ジャパン・リミテッドおよび同社グループ8社から提出された大量保有報告書(変更報告書)により、平成15年9月30日現在の同社グループ9社が保有する当社株式は28,823千株である旨、平成15年9月12日付で三井アセット信託銀行株式会社及び同社グループ1社から提出された大量保有報告書(変更報告書)により、平成15年8月31日現在の同社グループ2社が保有する当社株式は28,650千株である旨、平成15年8月15日付で日本生命保険相互会社及び同社グループ1社から提出された大量保有報告書(変更報告書)により、平成15年7月31日現在の同社グループ2社が保有する当社株式は23,973千株である旨報告を受けておりますが、それぞれ当社として期末時点における実質所有株式数が確認できませんので、平成15年9月30日現在の株主名簿に従い記載しております。

以　上

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成16年12月21日
【事業年度】	第108期(自　平成15年４月１日　至　平成16年３月31日)
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。) 東京都港区西麻布二丁目26番30号 03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

1 【有価証券報告書の訂正報告書の提出理由】

平成16年６月30日に提出いたしました第108期（自　平成15年４月１日　至　平成16年３月31日）有価証券報告書の記載事項につき一部記載漏れがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第４　提出会社の状況

１　株式等の状況

(5) 大株主の状況

3 【訂正箇所】

訂正箇所は＿＿を付して表示しております。

第一部【企業情報】

第４【提出会社の状況】

１【株式等の状況】

(5)【大株主の状況】

（訂正前）

注記なし

（訂正後）

(注) 平成16年４月９日付でモルガン・スタンレー・ジャパン・リミテッドおよび同社グループ11社から提出された大量保有報告書（変更報告書）により、平成16年３月31日現在の同社グループ12社が保有する当社株式は36,699千株である旨、平成15年９月12日付で三井アセット信託銀行株式会社及び同社グループ１社から提出された大量保有報告書（変更報告書）により、平成15年８月31日現在の同社グループ２社が保有する当社株式は28,650千株である旨、平成15年８月15日付で日本生命保険相互会社及び同社グループ１社から提出された大量保有報告書（変更報告書）により、平成15年７月31日現在の同社グループ２社が保有する当社株式は23,973千株である旨報告を受けておりますが、それぞれ当社として期末時点における実質所有株式数が確認できませんので、平成16年３月31日現在の株主名簿に従い記載しております。

以　上